FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on November 11, 2015 in connection with the Registrant's Financial Results for the Third Quarter of 2015.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 11, 2015

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Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the Third Quarter of 2015

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended September 30, 2015

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Third Quarter of 2015, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended September 30, 2015, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for the year ended December 31, 2014, filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2014 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than the ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the third quarter of 2015 that were described in Part I of the Company's Quarterly Report for the Second Quarter of 2015.

1.	Item 3D – Risk Factors: Risks Affecting Us and the Companies in Our Group

1.1.	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences

Further to Section 1.1 of Part I of Elron's Quarterly Report for the Second Quarter of 2015 and in accordance with the preliminary analysis performed in relation to the first nine months of 2015, it is likely that Elron will be classified as a PFIC for 2015 and a result, also for 2014.

For further details, please refer to Item 10E – Taxation: Tax Consequences If We Are a Passive Foreign Investment Company, in Elron's 20-F Annual Report.

Elron's U.S. shareholders are urged to consult their own tax advisors, regarding the tax consequences to them for both 2014 and 2015 if Elron is classified as a PFIC during such years, including any special elections that may be available to them.

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Sale of Kyma

Further to Section 2.1 of Part I of Elron's Quarterly Report for the Second Quarter of 2015, in September 2015, Kyma was acquired by ZOLL® Medical Corporation in consideration for an immediate cash payment of $35 million and in consideration for contingent cash payments. For further details see Note 3D to the Financial Statements.

2.2.	Sale of Jordan Valley

In October 2015, subsequent to the reporting date, Jordan Valley was acquired by Bruker Corporation for an aggregate consideration of up to $53 million which includes contingent consideration of up to $15 million. For further details see Note 3E to the Financial Statements.

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2.3.	Investments

In the first nine months of 2015, Elron (directly and indirectly) invested approximately $22 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.4.	New Investment in coramaze

In August 2015, Elron completed its first investment of €1.75 million in coramaze technologies GmbH ("coramaze"), as part of a €4.5 million financing round that Elron led (Elron's share in the round is €3.5 million), upon completion of which Elron will hold approximately 28% of coramaze's outstanding share capital. coramaze is a German company developing a device for functional mitral valve regurgitation – backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly. For further details see Note 3F to the Financial Statements.

2.5.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequently.

3.	Item 4B – Business Overview: Our Main Group Companies

3.1.	BrainsGate

Further to Item 4B as to when BrainsGate expects to complete the enrollment of 600 patients for the interim analysis of the FDA trial it is conducting, as of the end of October 2015, 580 patients were enrolled in the trial, of which 70 patients were enrolled during 2015.

3.2.	Pocared

Further to Section 1.2.3 of the Board of Director's Report for the Second Quarter of 2015 regarding the FDA trial Pocared is conducting, as conveyed to Elron by Pocared in October 2015, the rate of sample collection and data processing is lower than expected according to its business plan and as a result, Pocared is now expected to complete the sample collection for the trial during the month of December 2015 and not as previously reported.

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Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, failure or delay in correcting the defect or the discovery of additional defects in the process,  inability to realize technologies, modifications in technologies, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

3.3.	Notal Vision

In October 2015, subsequent to the reporting date, Notal Vision received reimbursement coverage approval for its system from a regional Medicare carrier. Payment determination is expected to be made by the carrier in the near future.

4.	Item 7A – Major Shareholders and Related Party Transactions: Major Shareholders

4.1.
To the best of Elron's knowledge, H.A.A Extra Holdings Ltd. ("HAA"), an entity under the control of Mr. Mordechai Ben-Moshe, sold all of its shares in IDBD, the parent company of DIC (approximately 14% of IDBD's outstanding share capital) to a company under the control of Mr. Eduardo Elsztain, and Mr. Ben-Moshe ceased to be a related party of IDBD. Likewise, to the best of Elron's knowledge, the holding percentage of corporations under the control of Mr. Eduardo Elsztain in IDBD increased to approximately 80.7% and the shareholders agreement between the Elsztain and Ben-Moshe groups expired as per its terms. As a result, Mr. Mordechai Ben-Moshe ceased to be an indirect controlling shareholder of DIC and Elron.

________________________________________ Ari Bronshtein CEO	________________________________________ Yaron Elad CFO

November 10, 2015, Tel Aviv, Israel

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Elron Electronic Industries Ltd. Part II English Translation of Board of Directors Report for the Third Quarter of 2015

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of September 30, 2015 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Due to the fact that as of November 10, 2015, the approval date of this report, the Company's board of directors did not have a chairman, on this date the board of directors authorized Ami Erel, a director at the Company, to sign the reports for the third quarter of 2015, including the Financial Statements, pro-forma statements and separate financial information, in lieu of the chairman of the board.

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Identifying and exploiting investment opportunities in companies with innovative technology and significant exit potential, mainly in the field of medical devices.

•	Investing over the long term in order to maximize the possibility of enhancing the Group Companies' value.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (55%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4.B – "Business Overview" of the Company's Annual Report for 2014 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2014 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are, among others, as follows:

•
Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures and provides a system and services for remote monitoring of age-related macular degeneration, or AMD, patients at risk of vision loss, in order to enable early detection of visual changes before the disease progresses to the point of significant vision loss or blindness.

•
CartiHeal (2009) Ltd. (34%) ("CartiHeal") - Cartiheal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant's unique structure, comprising of marine aragonite with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage and subchondral bone in its place.

•
coramaze Technologies GmbH (17%) ("Coramaze") - Coramaze is a German company developing a device for functional mitral valve regurgitation – backflow in the left side of the heart, caused by an enlarged left ventricle that prevents the valve from closing properly.

•
RDSeed Ltd. (100% by RDC) ("RDSeed") - RDSeed is an investment venture that incubates projects and invests in companies in the digital field. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (55%) ("Cloudyn"), which provides solutions for the optimization of cloud computing costs and resources;

o	Bruwz Technologies Ltd. (29%) ("GetYou"), which developed a social app that enables people to understand how they are perceived by others;

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

o	Page 2 Site Ltd. (“Otonomic”) (25%), which is developing a technology that enables any Facebook page owner to generate a website in a single click;

o	Open Legacy Technologies Ltd. (37%), which provides an open source solution for modernizing Legacy applications (AS400, Mainframe and Unix).

o	IronScales Ltd. ("IronScales") (16%), which is developing and providing an SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts.

•	PlyMedia Israel (2006) Ltd. (25%) ("PlyMedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech and/or the medical devices industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions, and the circumstances and characteristics of the group company whose sale is being considered.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Exit Transactions

•
Kyma Medical Technologies Ltd. ("Kyma") - In September 2015, the sale of Kyma to ZOLL LifeVest Europe Holdings B.V. was completed, in consideration for approximately $35 million in cash (the "Immediate Consideration") and additional future contingent payments (the "Contingent Consideration"). RDC's share in the Immediate Consideration amounted to approximately $18.8 million and its share in the Contingent Consideration was estimated at a value of approximately $5.2 million. As a result of the sale, Elron recorded a net gain (net of non-controlling interest) in the third quarter of 2015 of approximately $8.7 million. For further details see Note 3.D to the Financial Statements.

•
Jordan Valley Semiconductors Ltd. ("Jordan Valley") - In October 2015, subsequent to the reporting date, the sale of Jordan Valley to Bruker Corporation was completed, in consideration for up to approximately $53 million which includes immediate consideration and contingent consideration that may amount to up to $15 million. Elron's share in the immediate consideration amounted to approximately $12.1 million and its share in the contingent consideration was estimated at a value of approximately $1 million. As a result, Elron recorded a gain in the third quarter of 2015 of approximately $4.0 million. For further details see Note 3.E to the Financial Statements.

1.2.2. Investments

•
In the first nine months of 2015, Elron (directly and indirectly) invested approximately $22 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Increase of holdings in Pocared - In February 2015, Elron and other shareholders invested in Pocared an amount of $5 million (Elron's share was approximately $4.5 million). Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased to approximately 53%, and to approximately 50% on a fully diluted basis, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company and accordingly, Elron recorded a gain in the first quarter of 2015 in the amount of approximately $10 million with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to the consolidation. During July and September 2015, an additional aggregate amount of approximately $8 million was invested in Pocared (Elron's share in these investments was approximately $7.2 million). As a result of these investments, Elron's holding in Pocared increased to approximately 55% of its outstanding share capital. For further details see Note 3.A to the Financial Statements.

•
Investment in BrainsGate - In January 2015, an investment agreement in BrainsGate in the amount of $26 million was signed. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including Elron. Elron's share in the total investment amount is approximately $7.8 million. The first installment in the amount of $11 million was invested immediately (Elron's share in the first installment was approximately $3.3 million). The second installment will be invested after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, as stipulated in the agreement. Elron's holding in BrainsGate's outstanding share capital did not change after completion of the agreement. For further details see Note 3.B to the Financial Statements and Item 4 – "Information on the Company" of Elron's 2014 Annual Report.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

•
First Investment in Coramaze - In August 2015, Elron completed its first investment in Coramaze, as part of a €4.5 million financing round that Elron led (Elron's share in the round is €3.5 million), upon completion of which Elron will hold approximately 28% of Coramaze's outstanding share capital. The first installment of €2.25 million was invested immediately (Elron's share was €1.75 million). For further details see Note 3.F to the Financial Statements.

•
First Investment in the cyber company IronScales - In October 2015, subsequent to the reporting date, RDSeed completed its first investment round of $1.5 million in IronScales. The first installment in the amount of $0.75 million was invested immediately. IronScales is developing and providing an SaaS solution whose goal is to interactively teach employees how to detect and resist spear phishing attempts.

1.2.3. Developments in Elron and Main Group Companies

•
Collaboration with Incentive Incubator - In June 2015, Elron invested in Incentive Incubator ("Incentive") and signed a collaboration agreement with it, affording Elron exposure to investment opportunities in very early stage companies and the right to invest in future Incentive group companies.

•
BrainsGate's FDA Trial - Further to Item 4B of Elron's 2014 Annual Report as to when BrainsGate expects to complete the enrollment of 600 patients for the interim analysis of the FDA trial it is conducting, as of the end of October 2015, 580 patients were enrolled in the trial, of which 70 patients were enrolled during 2015.

•
Pocared's FDA Trial - Further to Item 4B of Elron's 2014 Annual Report and its Board of Director's Report for the Second Quarter of 2015 regarding the FDA trial Pocared is conducting, as conveyed to Elron by Pocared in October 2015, subsequent to the reporting date, the rate of sample collection and data processing is lower than expected according to its business plan and as a result, Pocared is now expected to complete the sample collection for the trial during the month of December 2015. Until now, Pocared has collected 13,000 samples out of 19,500 samples required.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, failure or delay in correcting the defect or the discovery of additional defects in the process,  inability to realize technologies, modifications in technologies, modifications in the business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

1.2.4. Financing

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $82.2 million and $73.6 million, respectively. These amounts include Elron's and RDC's short term bank deposits in the amounts of $40 million and $35 million, respectively and other short term investments in securities by Elron and RDC in the amount of approximately $22.2 million and $5.1 million, respectively. At this date Elron and RDC have no debt.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	6,014	93,616	6,330	(4,199)	85,494
Net income (loss) per share attributable to Elron's shareholders (in $)	0.20	3.15	0.21	(0.14)	2.87

The income and loss attributable to Elron's shareholders mainly comprised of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income):*

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2015	2014	2015	2014	2014
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(13,793)	(11,810)	(4,858)	(3,400)	(15,537)
Excess cost amortization	(15)	(5)	(5)	(5)	(10)
Expenses from impairment of investments in Group Companies and financial assets	-	-	-	-	(198)
Total	(13,808)	(11,815)	(4,863)	(3,405)	(15,745)
Gain from exit transactions, changes in holdings, and revaluation of investments	24,511	146,343	14,356	870	145,528
Corporate operating expenses	(2,565)	(3,142)	(851)	(1,080)	(5,087)
Tax benefit (taxes on income)	(1,557)	(37,000)	(1,557)	251	(37,565)
Other	(567)	(770)	(755)	(835)	(1,637)
Net income (loss) attributable to shareholders	6,014	93,616	6,330	(4,199)	85,494

* The results summarized in the table are presented net of non-controlling interest.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the third quarter and in the first nine months of 2015 and 2014 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate, Kyma and CartiHeal.

II)	Gain from exit transactions, changes in holdings, and revaluation of investments

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and in the first nine months of 2015 resulted mainly from:

•	An $8.7 million net gain recorded in the third quarter (net of non-controlling interest) due to the sale of Kyma ($10.3 million before tax, see section 1.2.1 above);

•	A $10.1 million gain recorded in the first quarter due to the initial consolidation of Pocared (see section 1.2.2 above).

•
A $4.0 million gain recorded in the third quarter due to an increase in Jordan Valley's fair value, which is based on the value derived from the definitive agreement to its sale (the sale was completed in October 2015, subsequent to the reporting date. see section 1.2.1 above).

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and in the first nine months of 2014 resulted mainly from:

•	A $144.5 million gain recorded in the first quarter (net of non-controlling interest) due to the completion of the merger of Given Imaging Ltd. ("Given") ($106.6 million net of tax);

•	A $0.8 million and $1.8 million gain recorded in the third quarter and in the first nine months of 2014, respectively, due to an increase in Notal Vision's fair value.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

The decrease in corporate operating expenses in the first nine months of 2015 as compared with the first nine months of 2014 was mainly due to a decrease in payroll expenses due to the termination of the Company's former chairman's employment and due to a change in the NIS-USD exchange rate.

IV)	Tax Benefit (Taxes on Income)

Taxes on income in the third quarter and in the first nine months of 2015 resulted mainly from Elron's share in tax expenses recorded by RDC in respect with the sale of Kyma.

Taxes on income in the first nine months of 2014 resulted mainly from a tax expense due to the Given merger, and included approximately $29 million that were recorded due to the utilization of the deferred tax asset that was recorded in the fourth quarter of 2013, and approximately $7 million (net of non-controlling interest) in current taxes recorded by RDC due to the Given merger.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.3.2. Analysis of the consolidated statements of profit and loss

	For the nine months ended September 30,		For the three months ended September 30,
	2015	2014	2015	2014
	Unaudited
	$ thousands				Explanation
Income from sales	715	249	266	106	Income from sales includes revenues of Cloudyn, which increased the number of its customers and the average price it charged its customers in the first nine months of 2015.
Gain from disposal and revaluation of group companies, and changes in holdings, net	34,805	176,939	24,630	896
In the first nine months of 2015, this item included mainly: a $10,120 thousand gain recorded in the first quarter from the initial consolidation of Pocared (see section 1.2.2 above); a $20,559 thousand gain recorded in the third quarter from the sale of Kyma (see section 1.2.1 above) and a $4,026 thousand gain recorded in the third quarter due to an increase in Jordan Valley's fair value.

In the first nine months of 2014, this item included mainly: a $175,019 thousand gain recorded in the first quarter as a result of the completion of the Given merger; and a $826 thousand and $1,783 thousand gain recorded in the third quarter and first nine months, respectively, due to an increase in Notal Vision's fair value.

Financial income	784	691	271	311
Financial income in the third quarter and the first nine months of 2015 resulted mainly from interest income on deposits and other investments in securities.

Financial income in the third quarter and the first nine months of 2014 resulted mainly from interest income on deposits.

Total income	36,304	177,879	25,167	1,313
Cost of sales	190	84	81	31	The increase in cost of sales is a result of the increase in Cloudyn's sales.
Research and development expenses, net	9,400	1,402	3,934	527
Selling and marketing expenses	1,431	930	476	316	See analysis of consolidated companies' operating expenses below.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

	For the nine months ended September 30,		For the three months ended September 30,
	2015	2014	2015	2014
	Unaudited
	$ thousands				Explanation
General and administrative expenses	4,720	4,671	1,516	1,701	See analysis of Elron's and consolidated companies' operating expenses below.
Equity in losses of associates, net	7,072	11,961	1,839	3,699
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associate below. The decrease in the third quarter and first nine months of 2015 as compared with the third quarter and first nine months of 2014 was mainly due to the initial consolidation of Pocared's operating results commencing Febuary 2015, instead of recording Pocared's losses based on the equity method of accounting.

Financial expenses	685	1,907	1,537	2,160
Financial expenses in first nine months of 2015 resulted mainly from changes in the fair value of marketable investments measured at fair value and USD exchange rate fluctuations.

Financial expenses in first nine months of 2014 resulted mainly from exchange rate fluctuations and from commissions on a loan drawn down under a previous credit line agreement with Silicon Valley Bank.

Other expenses, net	43	5	11	-
Total expenses	23,541	20,960	9,394	8,434
Income (loss) before taxes on income	12,763	156,919	15,773	(7,121)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

	For the nine months ended September 30,		For the three months ended September 30,
	2015	2014	2015	2014
	Unaudited
	$ thousands				Explanation
Tax benefit (taxes on income)	(3,150)	(44,571)	(3,125)	222
Taxes on income in the third quarter and first nine months of 2015 resulted mainly from tax expenses due to the sale of Kyma.

Taxes on income in the first nine months of 2014 resulted mainly from the gain that was recorded due to the completion of the Given merger. The tax benefit in the third quarter of 2014 resulted from attributing the impact of the tax incurred in the Given merger to the interim periods of 2014.

Net income (loss)	9,613	112,348	12,648	(6,899)
Net income (loss) attributable to the Company's shareholders	6,014	93,616	6,330	(4,199)
Net income (loss) attributable to non-controlling interest	3,599	18,732	6,318	(2,700)
The net income or loss attributable to non-controlling interests results mainly from the share of the non-controlling interest in the gain or loss recorded by RDC.

In the third quarter and first nine months of 2015 the loss attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in the gain from the sale of Kyma and the current loss recorded by RDC in respect of the losses of its subsidiaries.

In the first nine months of 2014 the net income attributable to non-controlling interest resulted mainly from the share of RDC's non-controlling interest in the gain RDC recorded due to the completion of the Given merger.

Basic and diluted net income (loss) per share attributable to the Company's shareholders (in $)	0.20	3.15	0.21	(0.14)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.3.3. Analysis of the consolidated operating expenses

Operating expenses in the third quarter and first nine months of 2015 amounted to $5,926 thousand and $15,551 thousand, respectively, compared with $2,544 thousand and $7,003 thousand, respectively, in the third quarter and first nine months of 2014, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2015	2014	2015	2014
	$ thousands				Explanation
Corporate	2,565	3,142	851	1,080	The decrease was mainly due to a decrease in payroll expenses due to the termination of the Company's former chairman's employment and due to a change in the NIS-USD exchange rate.
RDC	1,368	945	317	366	The increase was mainly due to increased activities related to locating, examining and incubating projects.
RDSeed (1)	2,869	2,916	1,019	1,097
The decrease was mainly due to a decrease in the operating expenses of POSE P.O.S Ltd. ("POSE"), whose operations were downsized in 2015 and which ceased being a consolidated company. This decrease was partially offset by an increase in Cloudyn's operating expenses, due to an increase in its operations.

Pocared	8,749	-	3,739	-
The operating expenses for the first nine months of 2015 displayed in the table are from the period from Pocared's initial consolidation date (February 2015) and until the end of the third quarter.

Pocared's operating expenses for the first nine months of 2015 in full and for the first nine months of 2014 were $9,859 thousand and $8,839 thousand, respectively. The increase resulted mainly from the progress in its trials and sample collection.

Total	15,551	7,003	5,926	2,543

(1) Includes the operating expenses of the subsidiaries Cloudyn and POSE from the initial consolidation and until it ceased being a consolidated company.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.3.4. Analysis of the results of operations of main associate

BrainsGate

	For the nine months ended September 30,		For the three months ended September 30,
	2015	2014	2015	2014
	Unaudited
	$ thousands				Explanation
Loss	5,164	4,408	1,387	1,126
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The increase in loss in the first nine months of 2015 compared with the first nine months of 2014 was mainly due to an increase in share based payments expenses, due to recapitalization of BrainsGate's equity, as part of the investment agreement from January 2015 (see section 1.2.2 above and Note 3.B to the Financial Statements). The increase in the third quarter of 2015 compared with the third quarter of 2014 was mainly due to increased efforts to recruit patients and an increase in the number of patients recruited for the trial.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	September 30, 2015	December 31, 2014
	Unaudited	Audited
	$ thousands
Total assets in the consolidated statement of financial position	219,334	197,728
Investments in associates and financial assets measured at fair value (including assets classified as held for sale)	36,149	33,858
Long-term receivables	7,441	-
Current assets (not including assets classified as held for sale)	157,054	160,363
Intangible assets, net	17,654	3,428
Current liabilities	8,351	4,951
Long-term liabilities	1,959	-
Equity including non-controlling interest	209,024	192,777

Shareholders' equity at September 30, 2015 was $209,024 thousand, representing approximately 95% of the total assets in the statement of financial position, compared with $192,777 thousand at December 31, 2014, representing approximately 97% of total assets in the statement of financial position. The increase in equity resulted mainly from the gain recorded and the increase in non-controlling interests following the initial consolidation of Pocared (see section 1.2.2 above) and from the gain recorded due to the sale of Kyma (see section 1.2.1 above). This increase was partially offset by Elron's share in losses of associates.

Consolidated working capital at September 30, 2015 amounted to $161,759 thousand, compared with $155,412 thousand at December 31, 2014. The increase in working capital resulted from the increase in cash balance due to the sale of Kyma and as a result of Jordan Valley's classification as held for sale, which was partially offset by investments in subsidiaries and associates and by an increase in liabilities due to the initial consolidation of Pocared in February 2015 (see section 1.2.2 above).

The increase in intangible assets resulted mainly from a $14,387 thousand increase resulting from the initial consolidation of Pocared in February 2015 (see section 1.2.2 above).

The increase in long term receivables resulted mainly from the contingent consideration and escrow deposit received in the sale of Kyma (see section 1.2.1 above).

Elron's and RDC's primary cash flows (1)

	For the nine months ended September 30,		For the three months ended September 30,
	2015	2014	2015	2014
	Unaudited
	$ thousands
Investments in Elron's and RDC's group companies	(22,031)	(15,478)	(10,322)	(4,022)
Proceeds from disposal of Elron's and RDC's non-current investments	16,702	268,827	16,647	160
Repayment of Elron's debt	-	(4,000)	-	-
Dividend distributed by Elron	-	(110,000)	-	(110,000)

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

Liquid resources balance

Consolidated liquid resources at September 30, 2015 amounted to $155,807 thousand (including short term bank deposits and other investments in securities in the total amount of approximately $97,454 thousand), compared with $159,914 thousand at December 31, 2014 (including short term bank deposits in the amount of approximately $93,951 thousand).

Elron's and RDC's non-consolidated liquid resources at September 30, 2015 amounted to $71,765 thousand and $76,011 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of September 30, 2015 included short term bank deposits and other investments in securities in the total amount of approximately $58,645 thousand and $38,809 thousand, respectively). Elron's and RDC's non-consolidated liquid resources at December 31, 2014 amounted to $93,378 thousand and $63,102 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of December 31, 2014 included short term bank deposits in the amount of approximately $60,360 thousand and $33,591 thousand, respectively).

Uses of cash

The main uses of cash in the third quarter and first nine months of 2015 were investments and loans to Group Companies in the amount of $9,238 thousand and $18,853 thousand, respectively, by Elron, and $1,084 thousand and $3,178 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3 above.

The main uses of cash in the third quarter and first nine months of 2014 were a dividend distribution to the Company's shareholders in the amount of $110,000 thousand, and investments and loans to Group Companies in the amount of $3,122 thousand and $11,078 thousand, respectively, by Elron, and $900 thousand and $4,400 thousand, respectively, by RDC. Also, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4,000 thousand and in addition cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Investments in Group Companies during the first nine months of 2015 and 2014 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014
	Unaudited
	$ thousands
Consolidated Companies (1)
Pocared (2)	11,590	9,961	-	-
Cloudyn	-	-	750	1,000
	11,590	9,961	750	1,000
Associates and Other Investments
BrainsGate	3,284	-	-	-
Kyma (3)	-	-	1,625	1,000
Cartiheal	1,282	-	-	-
Notal Vision	597	967	-	-
Coramaze	2,020	-	-	-
POSE (4)	-	-	73	400
Otonomic (5)	-	-	-	500
GetYou	-	-	-	500
Open Legacy (6)	-	-	730	1,000
Other (7)	80	150	-	-
	7,263	1,117	2,428	3,400
Total investments	18,853	11,078	3,178	4,400

(1) The amounts exclude RDC's investment in RDSeed in the amount of $500 thousand in the first nine months of 2015 and in the amount of $3,044 thousand in the first nine months of 2014. These investments do not affect the cash included in the Financial Statements. Subsequent to the reporting date RDC invested in RDSeed an additional amount of $1,000 thousand.
(2) Initially consolidated in February 2015.
(3) In September 2015 the sale of Kyma was completed (see section 1.2.1 above).
(4) Ceased being a consolidated company in July 2015.
(5) Subsequent to the reporting date RDSeed invested in Otonomic an amount of $200 thousand.
(6) Subsequent to the reporting date RDSeed invested in Open Legacy an amount of $400 thousand.
(7) Subsequent to the reporting date RDSeed invested for the first time in IronScales an amount of $750 thousand.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

Proceeds from the disposal of Elron's and RDC's non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2015 mainly included: proceeds RDC received in the amount of approximately $16,601 thousand as a result of the completion of the sale of Kyma (see section 1.2.1 above); and a deposit RDC received in the sale of Kyma in the amount of approximately $2,221 thousand, which was deposited in escrow for a period of 24 months (presented under line item Long term receivables in the statement of financial position as of September 30, 2015).

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2014 mainly included: proceeds Elron and RDC received in the amount of approximately $204,000 thousand and approximately $61,000 thousand (net of tax), respectively, as a result of the completion of the Given merger, and; proceeds RDC received in the amount of $3,100 thousand from its share in the release of the deposit that was held in escrow in connection with the sale of Sync-Rx Ltd. that was completed in November 2012.

Main Group Companies' cash flows

	Cash flows from operating activities				Cash balance
	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014	For the three months ended September 30, 2015	For the three months ended September 30, 2014	As of September 30, 2015	As of December 31, 2013
	Unaudited					Audited
	$ thousands
BrainsGate (*)	(3,972)	(4,812)	(1,363)	(1,634)	5,722	2,932
Pocared	(8,419)	(7,703)	(3,294)	(2,136)	6,645	2,414

(*)           In accordance with US-GAAP.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at September 30, 2015, December 31, 2014, and September 30, 2014.

As of September 30, 2015 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	47,855	-	10,498	-	58,353
Short term investments	-	18,477	-	-	4,844	23,321
Bank deposits	-	61,951	-	12,182	-	74,133
Other accounts receivable	67	2	64	771	343	1,247
Investments in associates	-	-	-	-	4,186	4,186
Investments in financial assets measured at fair value	-	-	-	-	18,907	18,907
Property, plant and equipment, net	-	-	-	-	1,036	1,036
Intangible assets, net	-	-	-	-	17,654	17,654
Long-term receivables	-	7,391	-	50	-	7,441
Assets held for sale	-	-	-	-	13,056	13,056

Total assets	67	135,676	64	23,501	60,026	219,334

Liabilities (1)
Trade payables	-	88	-	328	-	416
Other account payables	-	2,190	79	5,394	272	7,935
Long-term taxes	-	-	-	-	1,959	1,959

Total liabilities	-	2,278	79	5,722	2,231	10,310

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

As of December 31, 2014 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	41,947	24,016	-	65,963
Other account receivables	45	128	204	72	449
Bank deposits	1,234	88,860	3,857	-	93,951
Investments in associates	-	-	-	6,300	6,300
Other investments measured at fair value	-	-	-	27,558	27,558
Property, plant and equipment, net	-	-	-	79	79
Intangible assets, net	-	-	-	3,428	3,428

Total assets	1,279	130,935	28,077	37,437	197,728

Liabilities (1)
Trade payables	-	23	129	-	152
Other account payables	-	562	4,165	72	4,799

Total liabilities	-	585	4,294	72	4,951

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of September 30, 2014 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	68,911	33,816	-	102,727
Short term bank deposits	-	63,481	-	-	63,481
Other accounts receivable	47	160	225	159	591
Investments in associates	-	-	-	9,724	9,724
Other investments measured at fair value	-	-	-	28,534	28,534
Property, plant and equipment, net	-	-	-	74	74
Intangible assets, net	-	-	-	4,296	4,296
Other long-term receivables	-	-	31	-	31

Total assets	47	132,552	34,072	42,787	209,458

Liabilities (1)
Trade payables	-	138	129	-	267
Other account payables	-	522	2,201	262	2,985
Long-term taxes	-	-	-	2,383	2,383

Total liabilities	-	660	2,330	2,645	5,635

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors.

The following comments should be considered with regards to the tables below:

1.	The exchange rates used in the sensitivity tests are the closing rates on the day of calculation.

2.	For details regarding the influence of exchange rate changes on financial assets and liabilities, see the reports on linkage bases above.

3.	Sensitivity tests for the influence of NIS interest rate changes were not presented due to their negligible influence on their fair value.

I. Sensitivity tests of balances as of September 30, 2015

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	0% interest	10%	5%
Section	$ thousands
Short term bank deposits	61,937	(600)	(36)	(18)	360	36	18

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value (including assets held for sale)	31,963	3,196	1,598	(3,196)	(1,598)

Sensitivity test of changes in fair value of other financial instruments

		Gain (loss) from changes in the Fair value
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments in securities	23,320	2,201	1,166	(1,927)	(1,003)
Long term receivables	5,170	517	259	(517)	(259)
	28,490	2,718	1,425	(2,444)	(1,262)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

II. Sensitivity tests of balances as of December 31, 2014

Sensitivity test of changes in share prices of other investments measured at fair value

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% absolute value	10%	5%	0% interest	10%	5%
	$ thousands
Short term bank deposits	88,975	(1,147)	(43)	(21)	429	43	21

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	27,558	2,756	1,378	(2,756)	(1,378)

III. Sensitivity tests of balances as of September 30, 2014

Sensitivity test of changes in dollar interest rates

	Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	0.5% Absolute value	10%	5%	0% interest	10%	5%
Section	$ thousands
Short term bank deposits	63,532	(262)	(47)	(23)	430	23	47

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	28,203	2,820	1,410	(2,820)	(1,410)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2015

Ari Bronshtein CEO	Ami Erel Director *

November 10, 2015, Tel Aviv

* Authorized by the board of directors to sign this report in lieu of the chairman of the board, see section 1.1.1 above.

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of September 30, 2015 Unaudited

ELRON ELECTRONIC INDUSTRIES LTD.

Interim Consolidated Financial Statements as of September 30, 2015

Contents

Auditors' review report to the shareholders of
Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, which comprises the interim consolidated statement of financial position as of September 30, 2015 and the related interim consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the nine and three month periods then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the interim financial information of certain associates, the investment in which, at equity, amounted to approximately $ 0.4 Million as of September 30, 2015, and the Company's share in their losses amounted to approximately $ 1.2 Million and $ 0.5 Million for the nine and three month periods ended September 30, 2015, respectively. The interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 10, 2015	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Financial Position

	September 30		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	58,353	102,727	65,963
Bank deposits	74,133	63,481	93,951
Other investments in securities, net	23,321	-	-
Other accounts receivable	1,247	591	449
Investment in financial asset classified as held for sale (see Note 3.E)	13,056	-	-

	170,110	166,799	160,363

Non-current assets
Investments in associates	4,186	9,724	6,300
Other investments measured at fair value	18,907	28,534	27,558
Long-term receivables (see Note 3.D)	7,441	31	-
Property, plant and equipment, net	1,036	74	79
Intangible assets, net (see Note 3.A)	17,654	4,296	3,428

	49,224	42,659	37,365

Total assets	219,334	209,458	197,728

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Financial Position

	September 30		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands
Current liabilities
Trade payables	416	267	152
Other accounts payable	7,935	2,985	4,799

	8,351	3,252	4,951

Long-term liabilities
Long term taxes	1,959	2,383	-

	1,959	2,383	-
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	3,178	2,073	2,066
Accumulated deficit	(41,641)	(38,305)	(46,513)

	161,863	164,094	155,879

Non-controlling interests	47,161	39,729	36,898

Total equity	209,024	203,823	192,777

Total liabilities and equity	219,334	209,458	197,728

The accompanying notes are an integral part of the interim consolidated financial statements.

November 10, 2015
Date of approval of the	Ami Erel	Ari Bronshtein	Yaron Elad
financial statements	Director *)	Chief Executive Officer	Vice President & Chief Financial Officer

*)	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	715	249	266	106	374
Gain from disposal and revaluation of investee companies and changes in holdings, net (see Notes 3.A, 3.D, 3.E)	34,805	176,939	24,630	896	176,095
Financial income	784	691	271	311	887

	36,304	177,879	25,167	1,313	177,356

Expenses
Cost of sales	190	84	81	31	124
Research and development expenses, net	9,400	1,402	3,934	527	2,113
Selling and marketing expenses	1,431	930	476	316	1,324
General and administrative expenses	4,720	4,671	1,516	1,701	7,057
Equity in losses of associates, net	7,072	11,961	1,839	3,699	15,840
Financial expenses	685	1,907	1,537	2,160	3,393
Other expenses, net	43	5	11	-	793

	23,541	20,960	9,394	8,434	30,644

Income (loss) before taxes on income	12,763	156,919	15,773	(7,121)	146,712
Tax benefit (taxes on income)	(3,150)	(44,571)	(3,125)	222	(45,326)

Net income (loss)	9,613	112,348	12,648	(6,899)	101,386

Attributable to:
The Company's shareholders	6,014	93,616	6,330	(4,199)	85,494
Non-controlling interests	3,599	18,732	6,318	(2,700)	15,892

	9,613	112,348	12,648	(6,899)	101,386

Net income (loss) per share attributable to the Company's shareholders (in $):

Basic and diluted net income (loss) per share	0.20	3.15	0.21	(0.14)	2.87

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Comprehensive Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Net income (loss)	9,613	112,348	12,648	(6,899)	101,386

Other comprehensive loss (net of tax):

Amounts that would never be reclassified to profit or loss:

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(30)	(328)	5	(179)	(421)

Total loss that would never be reclassified to profit or loss	(30)	(328)	5	(179)	(421)

Total gain that would be reclassified to profit or loss under certain conditions	-	-	-	-	-

Total other comprehensive loss	(30)	(328)	5	(179)	(421)

Total comprehensive income (loss)	9,583	112,020	12,653	(7,078)	100,965

Attributable to:
Company's shareholders	5,984	93,288	6,335	(4,378)	85,073
Non-controlling interests	3,599	18,732	6,318	(2,700)	15,892

	9,583	112,020	12,653	(7,078)	100,965

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2015 (audited)	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

Total comprehensive loss	-	-	-	(30)	-	6,014	5,984	3,599	9,583
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	42	42
Non-controlling interests created due to initially consolidated company (Note 3.A)	-	-	-	-	-	-	-	5,434	5,434
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	1,136	1,136
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	52	52
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	1,142	-	(1,142)	-	-	-

Balance at September 30, 2015	9,573	190,753	351	(1,192)	4,019	(41,641)	161,863	47,161	209,024

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2014 (audited)	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(328)	-	93,616	93,288	18,732	112,020
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	29	29
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	8,544	-	(8,544)	-	-	-

Balance at September 30, 2014	9,573	190,753	351	(2,297)	4,019	(38,305)	164,094	39,729	203,823

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at July 1, 2015	9,573	190,753	351	(1,349)	4,019	(47,819)	155,528	39,636	195,164

Total comprehensive income	-	-	-	5	-	6,330	6,335	6,318	12,653
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	19	19
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	1,136	1,136
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	52	52
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	152	-	(152)	-	-	-

Balance at September 30, 2015	9,573	190,753	351	(1,192)	4,019	(41,641)	161,863	47,161	209,024

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total Equity

	Unaudited
	$ thousands

Balance at July 1, 2014	9,573	190,753	351	(2,411)	3,996	76,187	278,449	40,483	318,932

Total comprehensive loss	-	-	-	(179)	-	(4,199)	(4,378)	(2,700)	(7,078)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	10	10
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	293	-	(293)	-	-	-

Balance at September 30, 2014	9,573	190,753	351	(2,297)	4,019	(38,305)	164,094	39,729	203,823

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit	Total	Non- controlling interests	Total equity
	$ thousands

Balance at January 1, 2014	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(421)	-	85,494	85,073	15,892	100,965
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	38	38
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	8,630	-	(8,630)	-	-	-

Balance at December 31, 2014	9,573	190,753	351	(2,304)	4,019	(46,513)	155,879	36,898	192,777

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	9,613	112,348	12,648	(6,899)	101,386

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	377	190	130	63	251
Financial income, net	(558)	1,610	1,236	2,165	3,077
Stock based compensation and changes in liability in respect of options	42	(18)	19	(9)	(201)
Gain from reversal of impairment of financial assets	-	-	-	-	814
Gain from disposal and revaluation of investee companies and changes in holdings, net	(34,805)	(176,939)	(24,630)	(896)	(176,095)
Equity in losses of associates, net	7,072	11,961	1,839	3,699	15,840
Tax on income (tax benefit)	3,150	44,571	3,125	(222)	45,326
Other	(5)	(331)	(7)	(264)	(568)
	(24,727)	(118,956)	(18,288)	4,536	(111,556)

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	(542)	(319)	(194)	58	(200)
Increase (decrease) in trade payables	57	91	(126)	118	(24)
Increase (decrease) in other accounts payable	538	(493)	581	976	(263)
	53	(721)	261	1,152	(487)

Cash paid and received during the year for:
Taxes paid	(11)	-	-	-	-
Interest paid	-	(12)	-	-	(12)
Interest received	816	349	586	162	519
	805	337	586	162	507

Net cash used in operating activities	(14,256)	(6,992)	(4,793)	(1,049)	(10,150)

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Consolidated Statements of Cash Flows (Cont.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(310)	(27)	(152)	(12)	(39)
Investment in associates and other companies	(9,650)	(14,081)	(2,466)	(3,822)	(14,531)
Acquisition of first time consolidated subsidiaries, net of cash acquired	1,893	-	-	-	-
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	(8)	3,074	(8)	-	3,074
Proceeds from sale of associates and other companies	16,701	283,871	16,646	65	283,905
(Taxes paid) tax return in respect with sale of investments, net	-	(18,306)	-	-	(19,534)
Proceeds from sale of financial assets measured at fair value	188	188	21	95	203
Other investments in securities	(23,762)	-	(12,391)	-	-
Receipt (deposit) of bank deposits, net	20,322	(63,300)	11,303	(13,300)	(93,628)

Net cash provided by (used in) investment activities	5,374	191,419	12,953	(16,974)	159,450

Cash flows from financing activities
Dividend paid to the Company's shareholders	-	(110,000)	-	(110,000)	(110,000)
Investment of non-controlling interests in subsidiaries	1,136	2,000	1,136	2,000	2,000
Investment of non-controlling interests in a financial instrument of a subsidiary	476	-	476	-	-
Purchase of subsidiary shares from non-controlling interests	-	(44)	-	(44)	(44)
Repayment of long term loans	-	(4,000)	-	-	(4,000)

Net cash provided by (used in) financing activities	1,612	(112,044)	1,612	(108,044)	(112,044)
Exchange rate differences in respect of cash and cash equivalents	(340)	(1,947)	(570)	(2,327)	(3,584)

Increase (decrease) in cash and cash equivalents	(7,610)	70,436	9,202	(128,394)	33,672

Cash and cash equivalents as of beginning of the period	65,963	32,291	49,151	231,121	32,291

Cash and cash equivalents as of end of the period	58,353	102,727	58,353	102,727	65,963

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 –             General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of September 30, 2015.

The accompanying consolidated financial statements have been prepared as of September 30, 2015, and for the nine and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2014 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Due to the fact that as of November 10, 2015, the approval date of these financial statements, the Company's board of directors did not have a chairman, on this date the board of directors authorized Ami Erel, a director at the Company, to sign these financial statements in lieu of the chairman of the board.

Note 2 –             Significant Accounting Policies

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period

A.	Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 55% of Pocared's outstanding shares. Prior to its consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements, in February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 in consideration for Series A1 Preferred shares and warrants to purchase additional Preferred A1 shares (Elron's share was approximately $4,450).

Following the completion of this investment, Elron's holding in Pocared's outstanding share capital increased from approximately 50.3% to approximately 53.3%, and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, taking into account the substantive voting rights as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint the majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company, and accordingly, Elron recorded a gain in the first quarter of 2015 in the amount of approximately $10,100 with respect to the re-measurement of the fair value of Elron's shareholdings in Pocared prior to its initial consolidation (i.e. fair value, as detailed below, of $10,800, with the deduction of the carrying amount of the holding in Pocared prior to obtaining control in the amount of $700). This gain was recorded under line item gain from disposal and revaluation of investee companies and changes in holdings, net, in the statement of income.

The impact on the assets and liabilities in the Company's consolidated statement of financial position as of the date of initial consolidation of Pocared's financial statements was as follows (in fair value):

Values recognized upon initial consolidation

Cash and cash equivalents	6,345
Other accounts receivable	264
Property, plant and equipment, net	867
Intangible assets, net	14,387
Trade payables	(209)
Other accounts payable	(981)
Non-controlling interests	(5,434)

Purchase consideration	15,239

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period (Cont.)

A.
Pocared (Cont.)

The fair value of Elron's holdings in Pocared as of the date of initial consolidation was estimated at approximately $15,250 and included an approximately $4,450 cash payment as well as an amount of approximately $10,800, which represents the fair value of the Company's investment on the date control was obtained. The fair value of non-controlling interests was estimated on the date of initial consolidation at approximately $5,400. As a result, at the time of the business combination, an intangible asset, in the amount of $14,400, attributed mostly to IPR&D was recognized. The amortization of this asset will commence when sales from the relevant development will start. The rate of depreciation will be determined according to an estimation of the time of sales from this development.

This valuation of Elron's holdings in Pocared on the date of the initial consolidation was determined with the assistance of an independent valuation firm. The significant details included in this valuation are as follows:

1.	The subject of the valuation: Elron's investment in Pocared.

2.	The valuation's effective date: As of February 12, 2015. The date of the engagement with the valuation firm was February 2015.

3.	The fair value of the investment in Pocared at the date of business combination: As of February 12, 2015 approximately $15,250.

4.	The valuation model used by the valuation firm:

The fair value of Elron's investment in Pocared was estimated using the Option Pricing Model (OPM), using the value derived from the aforementioned investment agreement in order to determine Pocared's overall value, and using the formulas of Black and Scholes model for allocating Pocared's value to different classes of shares and for determining the value of Elron's interest accordingly.

5.	The key assumptions used in the valuation were:

a.	The standard deviation: 85.2%
b.	Risk free rate: 0.54%
c.	Dividend yield: 0

In addition, this valuation included the purchase price allocation to Pocared's assets and liabilities. The estimation of the fair value of the IPR&D asset was conducted using the relief-from-royalties method, employing an estimated royalty rate of 5.1%.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period (Cont.)

A.	Pocared (Cont.)

In July 2015, some of Pocared’s shareholders, including Elron, granted Pocared a loan in the amount of $3,000. Elron’s share in the loan was approximately $2,700.

In September 2015, an investment agreement in Pocared, in the amount of $10,000, was signed by Elron and other shareholders. The investment amount is in two installments in consideration for Preferred B1 shares and warrants for Preferred B1 shares (Elron’s share in the total investment amount is approximately $9,000). The first installment, in the amount of $5,000, was invested immediately (Elron’s share in the first installment was approximately $4,500).

B.	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 30% of BrainsGate's outstanding shares and approximately 27% on a fully diluted basis. BrainsGate is accounted for under the equity method of accounting.

In January 2015, an investment agreement in BrainsGate in the amount of $26,000 was signed. The investment round was led by a leading global healthcare products company, with the participation of additional shareholders of BrainsGate, including Elron. The investment agreement is in two installments in consideration for Preferred BB shares and warrants for Preferred BB shares. Elron's share in the total investment amount is approximately $7,800. The first installment in the amount of $11,000 was invested immediately (Elron's share in the first installment was approximately $3,300). The second installment will be invested after follow up data of 600 patients participating in BrainsGate's clinical trial will be received, and subject to the decision by a majority of BrainsGate's investors, as stipulated in the agreement. Elron's holding in BrainsGate's outstanding share capital did not change after completion of the first installment.

In addition, with the completion of the first installment, as aforementioned, BrainsGate's equity structure was re-capitalized such that all remaining preferred shares on this date were converted into ordinary shares of BrainsGate, and all the remaining warrants to purchase Preferred shares on this date are convertible into ordinary shares, commencing that date.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period (Cont.)

C.	CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing an implant for repair of articular cartilage and osteochondral defects. Elron holds approximately 34% of CartiHeal's outstanding shares, and the investment in CartiHeal is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.d) to the annual consolidated financial statements, in February 2015, CartiHeal entered into an investment agreement with its principal shareholders, including Elron, to extend the agreement dated January 2012, in the amount of $3,000 in consideration for Preferred D shares and warrants for Preferred D shares. The total investment amount was invested immediately in CartiHeal. Elron's share in this amount was approximately $1,300. As a result, Elron's holding in CartiHeal's outstanding shares increased from approximately 32% to approximately 34%.

D.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Prior to the sale of Kyma, as detailed below, RDC Rafael Development Corporation Ltd. ("RDC": Elron’s 50.1% subsidiary) held approximately 53% of Kyma's outstanding share capital and approximately 36% on a fully diluted basis and the investment in Kyma was accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.e) to the annual consolidated financial statements, in February 2015, Kyma signed an investment agreement with its principal shareholders, including RDC, in the amount of approximately $6,200 in two installments in consideration for Preferred C shares. RDC's share in this amount is $2,500. The total investment amount also includes a loan granted to Kyma in December 2014, in the amount of $500, which was converted into Preferred C shares on the date of the first installment (RDC's share in the loan was $250). The first installment in respect of this investment, in the amount of $4,200, was invested immediately. RDC's share in the first installment was approximately $1,600. Following the aforementioned investment, RDC's holding in Kyma's outstanding shares decreased from approximately 58% to approximately 53%.

In September 2015, ZOLL LifeVest Europe Holdings B.V., a fully owned subsidiary of ZOLL® Medical Corporation, an Asahi Kasei Group company and a manufacturer of medical devices and related software solutions (the "Acquirer") signed a definitive agreement with Kyma and its shareholders, including RDC, and simultaneously completed the acquisition of Kyma (the "Transaction").

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period (Cont.)

D.	Kyma (Cont.)

Pursuant to the Transaction:

1)
The selling security holders of Kyma (the "Sellers") received a cash consideration in the amount of approximately $35,000 (the "Immediate Consideration"), subject to certain adjustments. In addition, the Sellers may receive additional contingent cash consideration in the form of inter alia (a) earn-out payments calculated as a multiple of year-on-year revenue growth from the sale of certain products of Kyma for a period of 4.5 years, and (b) future payments per unit deployed of certain products developed by the Acquirer incorporating Kyma's technology, for a period of 5.5 years (together the "Contingent Consideration"), provided however that the Contingent Consideration will be payable to the Sellers if and for such amounts exceeding $10,000;

2)	The Acquirer is entitled to certain indemnities from the Sellers in connection with the Transaction, as is customary in transactions of this type.

Out of the Immediate Consideration, RDC received an amount of approximately $18,800 (of which an amount of approximately $2,200 was deposited in escrow for a period of 24 months in order to secure certain indemnification obligations to the Acquirer). In addition, RDC recognized an asset in respect of the Contingent Consideration valued at the amount of approximately $5,200, which was determined with the assistance of an independent appraiser.

As a result of the Transaction, Elron recognized a net gain attributable to the Company's shareholders in the amount of approximately $8,700 in the third quarter of 2015 (a consolidated net gain in the amount of approximately $17,400).

E.	Jordan Valley

Jordan Valley Semiconductors Ltd. ("Jordan Valley") develops, manufactures and provides metrology solutions for manufacturing process control in the microelectronics industry. As of the reporting date, Elron held approximately 19% of Jordan Valley’s outstanding shares and the investment in Jordan Valley was accounted for as a financial asset measured at fair value through profit or loss.

In October 2015, subsequent to the reporting date, Bruker Scientific Israel Ltd. (the "Acquirer"), a wholly-owned indirect subsidiary of Bruker Corporation, signed a definitive agreement with Jordan Valley and its shareholders for the acquisition of the entire outstanding share capital of Jordan Valley (the "Transaction").

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period (Cont.)

E.	Jordan Valley (Cont.)

Pursuant to the Transaction, the selling shareholders received proceeds in the amount of up to approximately $53,000, which includes purchase price in the amount of $30,000 plus the cash balance of Jordan Valley (the "Immediate Consideration"). In addition, the consideration also includes additional payments of up to $15,000, which are contingent upon Jordan Valley achieving certain revenue milestones and gross margin threshold in each of the 2016 and 2017 calendar years (the "Contingent Consideration"). The Acquirer is entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the selling shareholders.

Out of the Immediate Consideration, the Company received an amount of approximately $12,000 (of which an amount of approximately $1,300 was deposited in escrow for a period of 18 to 30 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer). The Company may receive an additional amount of up to approximately $2,200 out of the Contingent Consideration.

The fair value of Jordan Valley, as of September 30, 2015, is based on the value derived from the Transaction. Accordingly, the investment in Jordan Valley was valued at an approximate amount of $13,000 (a total of approximately $12,000 which represents Elron’s share in the Immediate Consideration and approximately $1,000 which represents the fair value estimation of Elron’s share in the Contingent Consideration). As a result, the Company recorded in the third quarter of 2015 a gain in the amount of approximately $4,000 in respect of an increase in the fair value of Jordan Valley.

As of September 30, 2015, the investment in Jordan Valley complied with the terms set in IFRS 5 for classification as non-current assets held for sale, and accordingly, the investment was classified as an asset held for sale in the statement of financial position.

F.	Coramaze

coramaze technologies GmbH (“Coramaze”) is a German company developing a minimally invasive device to treat functional mitral valve regurgitation. As of the reporting date, Elron holds approximately 17% of Coramaze’s outstanding shares and the investment in Coramaze is accounted for under the equity method of accounting.

In August 2015, Elron entered into its first investment agreement with Coramaze and its existing shareholders, in the amount of €4,500 thousand (Elron's share in the investment is €3,500 thousand). The investment agreement is in two installments in consideration for Preferred A shares. The first installment in the amount of €2,250 thousand was invested immediately (Elron’s share in the first installment was €1,750 thousand). Subsequent to the completion of the second installment, Elron is expected to hold approximately 28% of Coramaze’s outstanding shares.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –         Material Changes During the Reporting Period (Cont.)

G.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

Following Note 6.A to the annual consolidated financial statements, in June 2015, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $3,000 (Elron's share in this amount was $597), in consideration for additional Preferred C shares and warrants for Preferred C shares. The entire investment amount was invested immediately. This investment agreement did not significantly change Elron's holding in Notal.

H.	Services Agreement with DIC

Further to Note 16.B to the annual consolidated financial statements, in April 2015, a general meeting of the Company's shareholders approved the amendment and extension of the services agreement with DIC for an additional period of three years.

Note 4 –	Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 11 to the annual consolidated financial statements, approved for publication on March 11, 2015.

Note 5 –	Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company is enclosing the financial statements of BrainsGate in these financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 –	Summarized data of the financial statements of associate, unadjusted to the Group's rate of holdings

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of September 30, 2015 (unaudited)
BrainsGate Ltd.	9,900	86	9,986	2,457	2,042	4,499	5,487	-

As of September 30, 2014 (unaudited)
BrainsGate Ltd.	4,524	129	4,653	2,170	1,222	3,392	1,261	-

As of December 31, 2014 (audited)
BrainsGate Ltd.	3,103	79	3,182	2,247	1,207	3,454	(272)	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
For the nine months period ended September 30, 2015 (unaudited)
BrainsGate Ltd.	-	-	(4,876)	(5,164)	(5,164)	(5,164)	-

For the nine months period ended September 30, 2014 (unaudited)
BrainsGate Ltd.	-	-	(4,388)	(4,408)	(4,408)	(4,408)	-

For the three months period ended September 30, 2015 (unaudited)
BrainsGate Ltd.	-	-	(1,323)	(1,378)	(1,378)	(1,378)	-

For the three months period ended September 30, 2014 (unaudited)
BrainsGate Ltd.	-	-	(1,145)	(1,126)	(1,126)	(1,126)	-

For the year ended December 31, 2014 (audited)
BrainsGate Ltd.	-	-	(5,940)	(6,002)	(6,002)	(6,002)	-

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –         Financial instruments

A.	Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, deposits in banks, other investments measured at fair value, Long term receivables, other accounts payable, trade payables, conform to or approximate their fair values.

B.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of September 30, 2015
	Unaudited
	Level 1	Level 2 (*)	Level 3
Other investments measured at fair value (**)	-	-	31,963
Other investments in securities	4,844	18,477	-
Long term receivables (***)	-	-	5,170

	4,844	18,477	37,133

	As of September 30, 2014
	Unaudited
	Level 1	Level 2	Level 3
Other investments measured at fair value	331	-	28,203
	As of December 31, 2014
	Audited
	Level 1	Level 2	Level 3
Other investments measured at fair value	219	-	27,339

*)	Comprised of investment in bonds denominated in USD, carrying an interest linked to the Libor.
**)	Includes an investment in financial asset classified as held for sale, see Note 3.E above.
***)	Includes the contingent consideration due to the sale of Kyma, see Note 3.D above.

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –         Financial instruments (Cont.)

Changes in financial assets classified in Level 3:

For the nine and three months period ended September 30, 2015:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2015 (audited)	27,339

Total recognized income (expenses):
In statement of income (*)	4,027

Contingent consideration (Note 3.D)	5,170
Investment	597

Balance as of September 30, 2015	37,133

Balance as of July 1, 2015	27,377

Total recognized income (expenses):
In statement of income (*)	4,027

Contingent consideration (Note 3.D)	5,170

Balance as of September 30, 2015	37,133

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period. Subsequent to the reporting date, the investment in Jordan Valley was sold, see Note 3.E above.

For the nine and three months period ended September 30, 2014:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2014 (audited)	25,453

Total recognized income (expenses):
In statement of income	1,783

Investment	967

Balance as of September 30, 2014	28,203

Balance as of July 1, 2014	27,377

Total recognized income (expenses):
In statement of income	826

Balance as of September 30, 2014	28,203

ELRON ELECTRONIC INDUSTRIES LTD.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –         Financial instruments (Cont.)

For the year ended December 31, 2014:

Financial assets measured at fair value
Audited

Balance as of January 1, 2014	25,453

Total recognized income (expenses):
In statement of income	919

Investment	967
Balance as of December 31, 2014	27,339

C.	Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 6 to the annual consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Details relating to investments in the interim consolidated financial statements as of September 30, 2015

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's fully diluted effective rate of	Elron's effective rate of holdings	Fully diluted consolidated rate of	Consolidated carrying value of investment September 30,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2015
	%						$ thousands
Investments in investee companies

Subsidiaries:

Pocared Diagnostics Ltd.	55.08	-	55.08	55.08	54.34	54.34	14,505
Cloudyn Software Ltd.	-	54.90	54.90	27.51	52.00	26.05	241

Associates:

BrainsGate Ltd.	29.86	-	29.86	29.86	26.69	26.69	798
Cartiheal (2009) Ltd.	34.00	-	34.00	34.00	28.53	28.53	910
Coramaze technologies GmbH	17.07	-	17.07	17.07	17.07	17.07	2,020
M.G.Theraputics Ltd. (formerly: DES Dry Eye Solutions Ltd.)	17.00	-	17.00	17.00	24.11	24.11	37
Plymedia Israel (2006) Ltd.	25.30	-	25.30	25.30	18.57	18.57	-
Audioburst Ltd.	16.89	-	16.89	16.89	15.12	15.12	-
Open Legacy Technologies Ltd.	-	36.63	36.63	18.35	30.35	15.21	245
Page 2 Site Ltd.	-	25.45	25.45	12.75	21.82	10.93	146
Bruwz Technologies Ltd.	-	29.32	29.32	14.69	27.16	13.61	-

Other investments:

Notal Vision Inc.	21.29	-	21.29	21.29	18.09	18.09	14,432
Jordan Valley Semiconductors Ltd. (4)	18.83	-	18.83	18.83	16.95	16.95	13,056
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.60	6.60	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	4,280

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).
(4)	In regards with the sale of Jordan Valley in October 2015, subsequent to the reporting date, and its classification as held for sale, see Note 3.E above.

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
 Interim Consolidated Financial Statements
Attributable to the Company

As of
September 30, 2015
Unaudited

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of September 30, 2015 and for the nine and three month periods then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 10, 2015	A Member of Ernst & Young Global

Special Report according to Regulation 38d
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of September 30, 2015, and for the nine and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2014 ("consolidated financial statements for 2014") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	13,075	45,343	33,330
Bank deposits	40,168	50,181	60,360
Other investments in securities	18,477	-	-
Other accounts receivable	471	370	261
Investment in financial asset classified as held for sale	13,056	-	-

	85,247	95,894	93,951

Non-current assets
Investments in subsidiaries and associates, net	133,089	120,280	111,272
Other investments measured at fair value	18,619	28,246	27,271
Property, plant and equipment, net	14	29	26

	151,722	148,555	138,569

Total assets	236,969	244,449	232,520

The accompanying additional information is an integral part of the separate financial data and information.

.
Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30		December 31
	2015	2014	2014
	Unaudited		Audited
	$ thousands

Current liabilities

Trade payables	55	81	53
Other accounts payable	1,885	2,309	2,776

	1,940	2,390	2,829

Long-term liabilities

Long term taxes	-	278	-
Other long term liabilities (Note 2)	73,166	77,687	73,812

	73,166	77,965	73,812

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	3,178	2,073	2,066
Accumulated deficit	(41,641)	(38,305)	(46,513)

Total equity	161,863	164,094	155,879

	236,969	244,449	232,520

The accompanying additional information is an integral part of the separate financial data and information.

Ami Erel	Ari Bronshtein	Yaron Elad
Director *	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 10, 2015

*)	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1 to the Interim Consolidated Financial Statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income (loss) Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Income
Financial income (Note 2)	1,082	5,136	2,908	5,575	8,875

Expense
General and administrative expenses	2,565	3,142	851	1,081	5,086
Financial expenses (Note 2)	101	52	72	5	54
Other expenses	43	5	11	-	5

	2,709	3,199	934	1,086	5,145

	(1,627)	1,937	1,974	4,489	3,730

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	14,174	115,623	4,038	846	114,764
Company's share of income (loss) of subsidiaries and associates	(6,533)	5,454	318	(9,814)	(3,228)

Income (loss) before taxes on income	6,014	123,014	6,330	(4,479)	115,266
Tax benefit (taxes on income)	-	(29,398)	-	280	(29,772)

Net income (loss) attributable to the Company's shareholders	6,014	93,616	6,330	(4,199)	85,494

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (Loss) Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	6,014	93,616	6,330	(4,199)	85,494

Other comprehensive income ( loss):

Amounts that would never be reclassified to profit or loss:

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	(30)	(328)	5	(179)	(421)

Total gain (loss) that would never be reclassified to profit or loss	(30)	(328)	5	(179)	(421)

Total gain that would be reclassified to profit or loss under certain conditions	-	-	-	-	-

Total other comprehensive gain (loss) attributable to the Company	(30)	(328)	5	(179)	(421)

Total comprehensive income (loss) attributable to the Company's shareholders	5,984	93,288	6,335	(4,378)	85,073

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	6,014	93,616	6,330	(4,199)	85,494
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	6,533	(5,454)	(318)	9,814	3,228
Depreciation	12	10	4	4	13
Financial expenses, net	(988)	(216)	(574)	(107)	(365)
Stock based compensation	-	(47)	-	(19)	(239)
Taxes on income (tax benefit)	-	29,399	-	(279)	29,772
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(14,174)	(115,623)	(4,038)	(846)	(114,764)
Other	27	214	225	369	400

	(8,590)	(91,717)	(4,701)	8,936	(81,955)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(210)	(116)	(215)	96	(41)
Increase (decrease) in trade payables	6	2	11	5	(26)
Increase (decrease) in other accounts payable	(895)	(441)	90	1,022	(404)
Decrease in other long term liabilities	(646)	(5,014)	(2,989)	(5,808)	(8,889)

	(1,745)	(5,569)	(3,103)	(4,685)	(9,360)
Cash paid and received during the period for:
Interest paid	-	(12)	-	-	(12)
Interest received	698	228	544	107	377

	698	216	544	107	365

Net cash provided by (used in) operating activities	(3,623)	(3,454)	(930)	159	(5,456)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	Unaudited				Audited
	$ thousands

Cash flows from investment activities

Purchase of property and equipment	-	(1)	-	-	(1)
Investment in associates and subsidiaries	(18,853)	(11,081)	(9,238)	(3,122)	(11,081)
Proceeds from sale of investments in associates and subsidiaries	28	204,005	12	28	204,016
Proceeds from sale of financial assets measured at fair value	188	188	21	95	203
Other investments in securities	(18,598)	-	(12,207)	-	-
Receipt (deposit) of deposits in banks, net	20,603	(50,000)	10,503	-	(60,037)

Net cash provided by (used in) investment activities	(16,632)	143,111	(10,909)	(2,999)	133,100

Cash flows from financing activities

Dividend paid to the Company's shareholders	-	(110,000)	-	(110,000)	(110,000)
Repayment of long term loans	-	(4,000)	-	-	(4,000)

Net cash used in financing activities	-	(114,000)	-	(110,000)	(114,000)

Increase (decrease) in cash and cash equivalents	(20,255)	25,657	(11,839)	(112,840)	13,644

Cash and cash equivalents as of beginning of the period	33,330	19,686	24,914	158,183	19,686

Cash and cash equivalents as of end of the period	13,075	45,343	13,075	45,343	33,330

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

1.
General

The accompanying condensed separate financial data as of September 30, 2015 and for the nine and three months then ended, have been prepared in accordance with Regulation 38d of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2014, the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the statement of income.

November 10, 2015

Elron Electronic Industries Ltd. (the "Company" or "Elron")

Additional information regarding the Consolidated Interim
Pro-forma Financial Statements as of September 30, 2015

The company is pleased to present the consolidated interim pro-forma financial statements as of September 30, 2015 ("Pro-Forma Financial Statements") and additional information regarding these statements.

The Pro-Forma Financial Statements are based upon the consolidated interim financial statements of the Company as of September 30, 2015 and retroactive consolidation of the financial data of Pocared Diagnostics Ltd. ("Pocared"), for the relevant reporting periods pertaining to Pocared's operations only and taking into consideration the Pro-Forma assumptions, as detailed in Note 3 to the Pro-Forma Financial Statements.

Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice. The system's first application is diagnosis of Urinary Tract Infection. Prior to its initial consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

In February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 thousand in consideration for Preferred A1 shares and warrants to purchase additional Preferred A1 shares (Elron's share was approximately $4,450 thousand). Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased from approximately 50.3% to approximately 53.3% and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, taking into account the substantive voting rights as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result, beginning February 2015, Pocared became a consolidated company.

The fair value of Elron's holdings in Pocared as of the date of initial consolidation was estimated at approximately $15,250 thousand and included an approximately $4,450 thousand cash payment as well as an amount of approximately $10,800 thousand representing the fair value of the Company's investment in Pocared, on the date control was obtained. The fair value of non-controlling interests was estimated at the date of initial consolidation at approximately $5,400 thousand. As a result, at the time of the business combination an intangible asset attributed mostly to IPR&D in the amount of $14,400 thousand was recognized. The amortization of this asset will commence when sales from the relevant development will start. The depreciation rate will be determined based on an estimation of the timing sales are expected from this development.

The main impact of the consolidation of Pocared's financial statements on the Pro-Forma Financial Statements, is a decrease in line item equity in losses of associates, net, mainly on account of an increase in line item research and development expenses, net and general and administrative expenses.

Elron's main pro-forma operating results

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31, 2014
	2015	2014	2015	2014
	unaudited				audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	(4,106)	92,946	6,330	(4,245)	84,825
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.15)	3.12	0.21	(0.14)	2.85

The income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income):

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31, 2014
	2015	2014	2015	2014
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(13,793)	(12,480)	(4,858)	(3,446)	(16,206)
Excess cost amortization	(15)	(5)	(5)	(5)	(10)
Expenses from impairment of investments in Group Companies and financial assets	-	-	-	-	(198)
Total	(13,808)	(12,485)	(4,863)	(3,451)	(16,414)
Gain from exit transactions, changes in holdings, and revaluation of investments	14,391	146,343	14,356	870	145,528
Corporate operating expenses	(2,565)	(3,142)	(851)	(1,080)	(5,087)
Tax benefit (taxes on income)	(1,557)	(37,000)	(1,557)	251	(37,565)
Othera	(567)	(770)	(755)	(835)	(1,637)
Net income (loss) attributable to shareholders	(4,106)	92,946	6,330	(4,245)	84,825

Most of Elron's group companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as Elron's group companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The pro-forma loss Elron recorded in the third quarter and in the first nine months of 2015 and 2014 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate, Kyma and CartiHeal.

 Analysis of the pro-forma consolidated interim statements of profit and loss:

The pro-forma operating expenses (including research and development, net, general and administrative and selling and marketing expenses), in the first nine months of 2015, amounted to $16,658 thousand. The pro-forma operating expenses in the first nine months and in the third quarter of 2014 and for the year ended December 31, 2014 amounted to $15,045, $4,825 and $20,826 thousand, respectively, and mainly included research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations.

Pocared's operating expenses in the first nine months and in the third quarter of 2015 amounted to $9,859 and $3,737 thousand, respectively. Pocared's operating expenses in the first nine months and in the third quarter of 2014 and for the year ended December 31, 2014 amounted to $8,042, $2,281 and $10,332 thousand, respectively. The increase resulted mainly from the progress in its trials and sample collection.

It should be noted that pro-forma data, by their nature, are based on estimations (see Note 3 to the Pro-forma Financial Statements) and therefore the pro-forma data and any additional information given in this report should not be considered to reflect the actual or future results of the group after the completion of the transaction.

Sincerely, Elron Electronic Industries Ltd

ELRON ELECTRONIC INDUSTRIES LTD.

PRO-FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Auditors' review report

to the shareholders of

Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying pro forma financial information of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries which comprises the pro forma consolidated interim statements of profit or loss and comprehensive income for the nine month period ended September 30, 2015. These pro forma financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these pro forma financial statements based on our review.

We did not review the interim financial information of certain associates accounted at equity, which the Company's share in their losses amounted to approximately $ 1.2 Million for the nine month period ended September 30, 2015. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review/audit reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors review, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information is not prepared, in all material respects, in accordance with the accounting policies presented in Note 2 and the related assumptions detailed in Note 3 to the pro forma consolidated financial statements.

In addition to the abovementioned, based on our review and the reports of other auditors review, nothing has come to our attention that causes us to believe that the accompanying pro forma interim financial information does not comply, in all material respects, with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 10, 2015	A Member of Ernst & Young Global

PRO-FORMA CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

	Nine months ended September 30, 2015			Nine months ended September 30, 2014			Year ended December 31, 2014
	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data
	U.S. dollars in thousands, except share data
Revenues:
Revenues from sales	715	-	715	249	-	249	374	-	374
Gain from disposal and revaluation of investees and changes in holdings, net	34,805	(10,120)	24,685	176,939	-	176,939	176,095	-	176,095
Financial income	784	-	784	691	-	691	887	3	890

	36,304	(10,120)	26,184	177,879	-	177,979	177,356	3	177,359
Expenses:
Cost of sales	190	-	190	84	-	84	124	-	124
Research and development expenses, net	9,400	938	10,338	1,402	6,854	8,256	2,113	8,741	10,854
Selling and marketing expenses	1,431	52	1,483	930	292	1,222	1,324	338	1,662
General and administrative expenses	4,720	117	4,837	4,671	896	5,567	7,057	1,253	8,310
Company's shares of losses of associates, net	7,072	(1,023)	6,049	11,961	(6,801)	5,160	15,840	(8,853)	6,987
Financial expenses	685	-	685	1,907	303	2,210	3,393	309	3,702
Other expenses, net	43	-	43	5	-	5	793	-	793

	23,541	84	23,625	20,960	1,544	22,504	30,644	1,788	32,432

Income (loss) before taxes on income	12,763	(10,204)	2,559	156,919	(1,544)	155,375	146,712	(1,785)	144,927
Taxes on income	(3,150)	(6)	(3,156)	(44,571)	(44)	(44,615)	(45,326)	(54)	(45,380)

Net income (loss)	9,613	(10,210)	(597)	112,348	(1,588)	110,760	101, 386	(1,839)	99,547

Attributable to:
Equity holders of the Company	6,014	(10,120)	(4,106)	93,616	(670)	92,946	85,494	(669)	84,825
Non-controlling interests	3,599	(90)	3,509	18,732	(918)	17,814	15,892	(1,170)	14,722

	9,613	(10,210)	(597)	112,348	(1,588)	110,760	101,386	(1,839)	99,547
Net earnings (loss) per share attributable to the equity holders of the Company (in U.S. dollars)
Basic and diluted net earnings (loss)	0.20	(0.35)	(0.15)	3.15	(0.03)	3.12	2.87	(0.02)	2.85

The accompanying notes are an integral part of the pro-forma consolidated interim financial statements.

PRO-FORMA CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

	Three months ended September 30, 2014
	Actual data	Pro-forma adjustments	Pro-forma data
	U.S. dollars in thousands, except share data
Revenues:
Revenues from sales	106	-	106
Gain from disposal and revaluation of investees and changes in holdings, net	896	-	896
Financial income	311	-	311

	1,313	-	1,313
Expenses:
Cost of sales	31	-	31
Research and development expenses, net	527	1,866	2,393
Selling and marketing expenses	316	108	424
General and administrative expenses	1,701	307	2,008
Company's shares of losses of associates, net	3,699	(1,979)	1,720
Financial expenses	2,160	(20)	2,140

	8,434	282	8,716

Loss before taxes on income	(7,121)	(282)	(7,403)
Tax benefit (taxes on income)	222	(12)	210

Loss	(6,899)	(294)	(7,193)

Attributable to:
Equity holders of the Company	(4,199)	(45)	(4,244)
Non-controlling interests	(2,700)	(249)	(2,949)

	(6,899)	(294)	(7,193)
Loss per share attributable to the equity holders of the Company (in U.S. dollars)
Basic and diluted loss	(0.14)	-	(0.14)

The accompanying notes are an integral part of the pro-forma consolidated interim financial statements.

PRO-FORMA CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30, 2015			Nine months ended September 30, 2014			Year ended December 31, 2014
	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data	Actual data	Pro-forma adjustments	Pro-forma data
	U.S. dollars in thousands

Net income (loss)	9,613	(10,210)	(597)	112,348	(1,588)	110,760	101,386	(1,839)	99,547

Other comprehensive loss (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:

Loss from changes in fair value of financial assets measured at fair value through other comprehensive income, net	(30)	-	(30)	(328)	-	(328)	(421)	-	(421)

Total loss that will not be reclassified subsequently to profit or loss	(30)	-	(30)	(328)	-	(328)	(421)	-	(421)

Total income that will be reclassified to profit or loss when specific conditions are met	-	-	-	-	-		-	-	-

Total other comprehensive loss	(30)	-	(30)	(328)	-	(328)	(421)	-	(421)

Total comprehensive income (loss)	9,583	(10,210)	(627)	112,020	(1,588)	110,432	100,965	(1,839)	99,126

Attributable to:
Company's shareholders	5,984	(10,120)	(4,136)	93,288	(670)	92,618	85,073	(669)	84,404
Non-controlling interests	3,599	(90)	3,509	18,732	(918)	17,814	15,892	(1,170)	14,722

	9,583	(10,210)	(627)	112,020	(1,588)	110,432	100,965	(1,839)	99,126

The accompanying notes are an integral part of the pro-forma consolidated interim financial statements.

PRO-FORMA CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30, 2014
	Actual data	Pro-forma adjustments	Pro-forma data
	U.S. dollars in thousands

Net loss	(6,899)	(294)	(7,193)

Other comprehensive loss (net of tax effect):

Amounts that will not be reclassified subsequently to profit or loss:

Loss from changes in fair value of financial assets measured at fair value through other comprehensive income, net	(179)	-	(179)

Total loss that will not be reclassified subsequently to profit or loss	(179)	-	(179)

Total income that will be reclassified to profit or loss when specific conditions are met	-	-	-

Total other comprehensive loss	(179)	-	(179)

Total comprehensive loss	(7,078)	(294)	(7,372)

Attributable to:
Company's shareholders	(4,378)	(45)	(4,423)
Non-controlling interests	(2,700)	(249)	(2,949)

	(7,078)	(294)	(7,372)

The accompanying notes are an integral part of the pro-forma consolidated interim financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO PRO-FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of September 30, 2015 Elron holds approximately 53.3% of Pocared's outstanding shares. Prior to its consolidation in February 2015, as detailed below, the investment in Pocared was accounted for under the equity method of accounting.

As mentioned in Note 3.A  to  the interim consolidated financial statements as of September 30, 2015 ("the Interim Consolidated Financial Statements") of Elron Electronic Industries Ltd. ("Elron" or "the Company"), in February 2015, Elron and other shareholders invested in Pocared an amount of $5,000 thousand in consideration for Preferred A1 shares and warrants to purchase additional Preferred A1 shares (Elron's share was approximately $4,450 thousand).

Following the completion of this investment, Elron's holding in Pocared's outstanding shares increased from approximately 50.3% to approximately 53.3% and from approximately 44.3% to approximately 50.1% on a fully diluted basis. As a result, following the aforementioned investment, and for the first time, Elron holds the majority of voting rights in Pocared, considering substantive voting rights, as defined in IFRS 10, Consolidated Financial Statements. In addition, and for the first time, Elron was granted the right to appoint a majority of the directors serving on the Board of Directors of Pocared. As a result and beginning February 2015, Pocared became a consolidated company.

Obtaining control over Pocared is a pro-forma event, as defined in the Israel Securities Regulations (Periodic and Immediate Reports), 1970 ("the Regulations").

Elron's pro-forma consolidated interim financial statements as of September 30, 2015 ("the Pro-forma Statements") reflect the impact of the pro-forma event on the Company's consolidated results of operations under the assumption that Pocared's financial statements were consolidated in Elron's financial statements in periods prior to the business combination, in accordance with Note 2 and 3 below.

The Pro-forma Statements do not include a pro-forma statement of financial position and statements of profit or loss, for the three months ended September 30, 2015, since Pocared's business combination in respect with these reports, was fully reflected in Elron's consolidated interim financial statements as of September 30, 2015

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Pro-forma Statements are consistent with those followed in the preparation of the Interim Consolidated Financial Statements.

ELRON ELECTRONIC INDUSTRIES LTD.

NOTES TO PRO-FORMA CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 3:-	THE PRO-FORMA ASSUMPTIONS

The following bears on the Pro-forma Statements:

1.	The pro-forma Statements are meant to reflect the consolidated financial statements of the Company together with the financial statements of Pocared.

2.
According to the provisions of the Regulations, the pro-forma consolidated statements of income and the pro-forma consolidated statements of comprehensive income are presented based on the assumption that the transaction took place on January 1, 2014.

3.
Excess costs attributed to IPR&D created from obtaining control over Pocared, are not amortized in the pro-forma statement of income. The amortization will commence when sales from the relevant development will start. The depreciation rate will be determined based on an estimation of the timing sales are expected from this development.

4.
The gain from the fair value re-measurement of Elron's holdings in Pocared prior to the initial consolidation, which was recorded in the consolidated interim Financial Statements as a gain in the statement of income, was cancelled as part of the pro-forma adjustment.

5.	The transaction was financed with the Company's cash resources.

Ami Erel	Ari Bronshtein	Yaron Elad
Director *)	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of these financial statements: November 10, 2015

*)	Authorized by the board of directors to sign these financial statements in lieu of the chairman of the board, see Note 1 to the Interim Consolidated Financial Statements.

BRAINSGATE LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Board of Directors
BrainsGate Ltd.

Auditors' review report to the shareholders of Brainsgate Ltd.

Introduction

We have reviewed the condensed financial information of BrainsGate Ltd. ("the Company") which comprises the Statement of Financial Position at September 30, 2015 and the related condensed statements of comprehensive loss, changes in shareholders' equity and cash flows for the nine and three months period ended September 30, 2015.

Management’s Responsibility for the Financial Information

Management is responsible for the preparation and fair presentation of the condensed financial information in conformity with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with U.S. generally accepted accounting principles.

Auditor’s Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 28, 2015	A Member of Ernst & Young Global

BRAINSGATE LTD.

STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,722	$4,411	$2,932
Short term bank deposits	4,022	-	-
Restricted cash	37	39	37
Other accounts receivable	119	113	134

Total current assets	9,900	4,563	3,103

LONG-TERM DEPOSITS	16	26	22

SEVERANCE PAY FUND	603	637	632

PROPERTY AND EQUIPMENT, NET	70	64	57

Total assets	$10,589	$5,290	$3,814

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands, except share and per share data

	September 30,			December 31,
	2015	2014		2014
	Unaudited			Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$189		$62	$10
Employees and payroll accruals	420		396	427
Accrued expenses	1,848		1,712	1,810

Total current liabilities	2,457		2,170	2,247

ACCRUED SEVERANCE PAY	622		657	642

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized:121,572,933 and 73,242,324 shares at September 30, 2015 and December 31, 2014, respectively; Issued and outstanding: 54,686,300 and 1,158,886 shares at September 30, 2015 and December 31, 2014, respectively	139		3	3
Preferred A shares of NIS 0.01 par value - Authorized: 0 and 2,205,880 shares at September 30, 2015 and December 31, 2014, respectively; Issued and outstanding: 0 and 2,205,876 shares at September 30, 2015 and December 31, 2014, respectively	-		5	5
Preferred B-1 shares of NIS 0.01 par value - Authorized, issued and outstanding: 0 and 3,780,409 shares at September 30, 2015 and December 31, 2014, respectively	-		8	8
Preferred B-2 shares of NIS 0.01 par value - Authorized, issued and outstanding: 0 and 764,320 shares at September 30, 2015 and December 31, 2014, respectively	-		2	2
Preferred C shares of NIS 0.01 par value - Authorized: 0 and 5,507,067 shares at September 30, 2015 and December 31, 2014, respectively; Issued and outstanding: 0 and 5,133,708 shares at September 30, 2015 and December 31, 2014, respectively	-		14	14
Preferred D shares of NIS 0.01 par value - Authorized: 0 and 36,070,000 shares at September 30, 2015 and December 31, 2014, respectively; Issued and outstanding: 0 and 26,230,575 shares at September 30, 2015 and December 31, 2014, respectively	-		68	68
Preferred AA shares of NIS 0.01 Par Value - Authorized, Issued and outstanding: 65,685,652 and 0 shares at September 30, 2015 and December 31, 2014, respectively	167		-	-
Preferred BB shares of NIS 0.01 Par Value - Authorized: 33,025,763 and 0 shares at September 30, 2015 and December 31, 2014, respectively; Issued and outstanding: 11,000,000 and 0 shares at September 30, 2015 and December 31, 2014, respectively	28		-	-
Warrants to Ordinary shares	1,378	*)	1,202	*) 1,202
Warrants to Preferred BB shares	650		-	-
Additional paid-in capital	85,906		74,400	74,456
Deficit accumulated	(80,758)		(73,239)	(74,833)

Total shareholders' equity	7,510		2,463	925

Total liabilities and shareholders' equity	$10,589		$5,290	$3,814

*) Warrants for Preferred D shares (see Note 3).

The accompanying notes are an integral part of the financial statements.

October 28, 2015
Date of approval of the financial statements	Avinoam Dayan Chief Executive Officer.	Noam Levy Chief Financial Officer

BRAINSGATE LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited

Operating expenses:

Research and development, net	$3,414	$3,493	$1,030	$886	$4,733
General and administrative	1,462	895	293	259	1,207

Operating loss	4,876	4,388	1,323	1,145	5,940
Financial expenses (income), net	112	20	64	(19)	62

Total comprehensive loss	$4,988	$4,408	$1,387	$1,126	$6,002

Deemed dividend	$761	$-	$-	$-	$-

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share and per share data

	Ordinary shares		Old Preferred shares **)		Preferred AA shares		Preferred BB shares			Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Warrants	capital	accumulated	equity

Balance as of January 1, 2014 (audited)	1,156,386	$2	38,114,886	$97	-	$-	-	$-	$1,202	$74,391	$(68,831)	$6,861

Exercise of options	2,500	1	-	-	-	-	-	-	-	*) -	-	1
Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	65	-	65
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	*) -	-	*) -
Total comprehensive loss	-	-	-	-	-	-	-	-	-	-	(6,002)	(6,002)

Balance as of December 31, 2014 (audited)	1,158,886	3	38,114,886	97	-	-	-	-	1,202	74,456	(74,833)	925
Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	705	-	705
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	57	-	57
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,414	136	(38,114,886)	(97)	-	-	-	-	-	(39)	-	-
Modification of warrants as part of recapitalization	-	-	-	-	-	-	-	-	176	-	(176)	-
Deemed dividend in respect of equity restructuring	-	-	-	-	-	-	-	-	-	761	(761)	-
Issuance of preferred AA and BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	650	9,966	-	10,811
Total comprehensive loss	-	-	-	-	-	-	-	-	-	-	(4,988)	(4,988)

Balance as of September 30, 2015	54,686,300	$139	-	$-	65,685,652	$167	11,000,000	$28	$2,028	$85,906	$(80,758)	$7,510

	Ordinary shares		Old Preferred shares **)		Preferred AA shares		Preferred BB shares			Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Warrants	capital	accumulated	equity

Balance as of January 1, 2014 (audited)	1,156,386	$2	38,114,886	$97	-	$-	-	$-	$1,202	$74,391	$(68,831)	$6,861
Exercise of options	2,500	1	-	-	-	-	-	-	-	*) -		1
Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	9	-	9
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	*) -	-	*) -
Total other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(4,408)	(4,408)

Balance as of September 30, 2014	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$1,202	$74,400	$(73,239)	$2,463

*)	Represent amounts lower than $ 1.
**)	Preferred A, B-1, B-2, C and D shares

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands, except share and per share data

	Ordinary shares		Old Preferred shares **)		Preferred AA shares		Preferred BB shares			Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Warrants	capital	accumulated	equity

Balance as of July 1, 2015 (Unaudited)	54,686,300	$139	-	$-	65,685,652	$167	11,000,000	$28	$2,028	$85,885	$(79,371)	$8,876
Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	19	-	19
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	2	-	2
Total comprehensive loss	-	-	-	-	-	-	-	-	-	-	(1,387)	(1,387)

Balance as of September 30, 2015	54,686,300	$139	-	$-	65,685,652	$167	11,000,000	$28	$2,028	$85,906	$(80,758)	$7,510

	Ordinary shares		Old Preferred shares **)		Preferred AA shares		Preferred BB shares			Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Warrants	capital	accumulated	equity

Balance as of July 1, 2014 (Unaudited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$1,202	$74,402	$(72,113)	$3,591

Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Total other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(1,126)	(1,126)

Balance as of September 30, 2014	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$1,202	$74,400	$(73,239)	$2,463

BRAINSGATE LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Cash flows from operating activities:
Net loss	$(4,988)	$(4,408)	$(1,387)	$(1,126)	$(6,002)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	22	27	7	8	36
Share-based compensation related to options granted to employees , directors and service providers	762	9	21	(2)	65
Revaluation of restricted cash and deposit	(2)	(1)	(1)	(1)	-
Revaluation of Long-term deposits	-	(1)	-	(1)	-
Decrease (increase) in other accounts receivable	15	(33)	(9)	30	(54)
Increase (decrease) in trade payables	179	(2)	180	(30)	(54)
Decrease in employees and payroll accruals	(7)	(109)	(89)	(104)	(78)
Decrease in advance from CIIRDF	-	(15)	-	-	(15)
Increase (decrease) in accrued expenses	38	(284)	(92)	(406)	(186)
Increase (decrease) in accrued severance pay, net	9	5	7	(2)	(5)

Net cash used in operating activities	(3,972)	(4,812)	(1,363)	(1,634)	(6,293)

Cash flows from investing activities:

Short-term bank deposits	(4,020)	-	2,535	-	-
Long-term deposits	6	(3)	1	1
Proceeds from sale of property and equipment	-	* ) -	-	-	*) -
Purchase of property and equipment	(35)	(8)	(21)	(4)	(10)
Restricted cash	-	20	-	20	21

Net cash provided by (used in) investing activities	(4,049)	9	2,515	17	11

Cash flows from financing activities:

Exercise of share options	-	1	-	-	1
Proceeds from issuance of shares and warrants, net	10,811	-	-	-	-

Net cash provided by financing activities	10,811	1	-	-	1

Increase (decrease) in cash and cash equivalents	2,790	(4,802)	1,152	(1,617)	(6,281)
Cash and cash equivalents at beginning of period	2,932	9,213	4,570	6,028	9,213

Cash and cash equivalents at end of period	$5,722	$4,411	$5,722	$4,411	$2,932

No cash financing transaction
Deemed dividend in respect of equity restructuring	$761	$-	$-	$-	$-

*)           Represent amounts lower than $ 1.

The accompanying notes are an integral part of the financial statements.

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.
BrainsGate Ltd. ("the Company"), an Israeli corporation, was incorporated and commenced operations on July 30, 2000. The Company is developing medical device for the treatment of Central Nervous System ("CNS") disorders and for drug delivery to the CNS.

b.
The Company is in the development stage and, as such, its ability to continue to operate is dependent on the completion of the development of its products, the ability to market and sell its products and the receipt of additional financing until profitability is achieved. The Company has incurred losses in the amount of $ 4,988 thousands during the nine-months period ended on September 30, 2015, and has an accumulated deficit of $ 80,758 thousands since inception.

According to the Company's budget, Company's management believes that it will have the required funds to continue to operate at least until September 30, 2016.

c.	In January 2015, the Company effected a financing round that included recapitalization of the Company`s equity. For further details see Note 3.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim financial statements:

The interim consolidated financial statements of the Company have been prepared in accordance with U.S generally accepted accounting principles (US GAAP).

b.
These interim financial statements have been prepared in a condensed format as of September 30, 2015 and for the nine and three months periods then ended. The significant accounting policies followed in the preparation of the financial statements, on a consistent basis, are:

c.	Financial statements in U.S. dollars:

The Company's financing activities including equity transactions are incurred in U.S. dollars. A substantial portion of the Company's expenses are denominated and determined in U.S. dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" (formerly: Statement of Financial Accounting Standards No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from time of deposit.

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash is primarily invested in a short-term deposit, which is used as collateral for lease commitments.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Computers and peripheral equipment	33
Lab equipment	15
Office furniture and equipment	7
Leasehold improvements	Over the term of the lease

g.	Impairment of long-lived assets:

The long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" and ASC 250, "Presentation of Financial Statements" (formerly: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144")), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2014 and 2013, no impairment losses have been identified.

h.	Research and development costs, net:

Research and development costs are charged to expenses as incurred.

i.	Royalty-bearing grants:

The Company received royalty-bearing grants from the Canada-Israel Industrial Research and Development Foundation ("the CIIRDF"), for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants for the nine months ended September 30, 2015 and the year ended December 31, 2014 amounted to $ 95 and $ 15, respectively.

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

k.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, restricted cash and trade payables, approximate their fair value.

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" (formerly: Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109")). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

m.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), certain employees of the Company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

n.	Accounting for stock-based compensation:

ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly SFAS No. 123(R), "Share-Based Payment") which required the measurement and recognition of compensation expenses based on estimated fair value for all share based payment awards made to employees and directors.

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model (Black-Scholes option pricing model). The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's statement of operations.

o.
Preferred D shares and warrants:

According to ASC 480-10 "Distinguishing Liabilities and Equity", Preferred D shares and warrants granted to investors with cashless mechanism, were classified as equity and presented in shareholders' equity.

p.	Accounting policies recently adopted

In June 2014, the FASB issued guidance to improve financial reporting by reducing the cost and complexity with the incremental reporting requirements for development stage entities. The amendments to the FASB Accounting Standards Codification under this guidance remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S GAAP. In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of operations, cash flows, and shareholders' deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

The amendments are effective for annual reporting periods beginning after December 15, 2014. Early application is permitted for any annual reporting period for which the entity's financial statements have not yet been issued.

The amendments are adopted in the Company's financial statements as of December 31, 2014.

NOTE 3:-      SHARE CAPITAL

On January 22, 2015, the Company effected a Series BB Preferred financing round with some of its existing shareholders as well as with a new investor (collectively "the Investors"), for an aggregate of up to US $ 26,418 that shall be paid to the Company in two installments ("the Transaction"). The second installment will be invested after follow up data of 600 patients participating in the Company's clinical trial will be received (the “Milestone Closing”), and subject to the decision by a majority of the Company's investors, as stipulated in the agreement ("the Agreement"). Assuming that the Milestone Closing shall occur the Company shall issue and allot to the Investors an aggregate of up to (i) 26,418,091 Preferred BB shares and (ii) warrants to purchase up to an additional 6,604,526 Preferred BB shares (see below). The first installment of $ 11,000 was due upon closing and 11,000,000 Preferred BB shares were issued in consideration for such first installment.

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-      SHARE CAPITAL (Cont.)

In addition to the abovementioned Transaction, prior to the initial closing of Transaction, the Company's equity was re-capitalized in a way that all outstanding Preferred shares were converted into Ordinary shares of the Company, based on the conversion price in effect immediately prior to the financing round, and all existing warrants to purchase preferred shares ("the Old Warrants") were amended such that the underlying shares shall be Ordinary shares ("the Recapitalization").

As part of the Recapitalization and the Transaction, the Company issued Preferred AA Shares to its existing shareholders who participated in the Transaction. Each such shareholder received a number of Preferred AA shares that is equal to the total dollar amount such investor invested in the Company to that date. Preferred AA shares provide their holders a liquidation preference of $ 1 per share in the event of an Exit Event (as defined in the Agreement) for which the total value is equal or lower than $ 150 million ("the AA Liquidation Preference").

Preferred BB shares are entitled to a $ 1 liquidation preference that is senior to all other distributions. The AA Liquidation Preference is senior to all other distributions except the Preferred BB liquidation preference. Preferred AA shares are not entitled to further distributions beyond the AA Liquidation Preference. After payment of the liquidation preferences of the AA and BB liquidation preferences, Preferred BB shareholders are entitled to pro rata participation in all remaining distributions.

In addition, as part of the Transaction, upon the initial closing, each investor was issued warrants, representing 25% of its investment in the Transaction. These warrants are exercisable into such number of Preferred BB in a 1:1 ratio ("the New Warrants").

According to ASC 480-10 "Distinguishing Liabilities and Equity", the Old Warrants and the New Warrants are classified as equity and presented in shareholders' equity according to the fair value of the warrants at the issuance date. Since the Recapitalization modified the terms of the Old Warrants, they were revaluated to fair value and an amount of $ 176 was reclassified from Deficit accumulated to the Warrants.

The Company also considered the recapitalization as a modification for its outstanding options to employees. Therefore, in accordance with ASC 718-20-55-2 the Company measured the fair value of the modified award with the fair value of the original award immediately before the modification. The Company recorded in the first and second quarters of 2015 a share-based payment charge in the amount of approximately $ 741.

In addition, since the fair value of the ordinary shares after the Recapitalization was higher than the fair value of some of the Preferred shares held by the shareholders before the Recapitalization, the Company recorded a deemed dividend to those shareholders in the amount of $ 761.

On February 26, 2015, the Company's Board of Directors approved the grant of options to its employees. In accordance with the option agreements, the employees received options to acquire 95,000 shares of Common Share of the Company at an exercise price of $0.08 which expire 10 years from the grant date. The Options shall vest over a period of four years, 25% of them will vest in the first and second anniversary of the vesting commencement date and the remaining options will vest on a quarterly basis over eight consecutive quarters (6.25% per quartet).

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-      SHARE CAPITAL (Cont.)

On April 29, 2015, the Company's Board of Directors approved the grant of options to its employees. In accordance with the option agreements, the employees received options to acquire 1,562,687 shares of Common Share of the Company at an exercise price of $0.08 which expire 10 years from the grant date. The Options shall vest over a period of four years, 25% of them will vest in the first and second anniversary of the vesting commencement date and the remaining options will vest on a quarterly basis over eight consecutive quarters (6.25% per quartet).

On June 18, 2015, the Company's Board of Directors approved the grant of options to its consultant. In accordance with the option agreement, the consultant received options to acquire 155,709 shares of Common Share of the Company at an exercise price of $0.08 which expire 10 years from the grant date. The Options shall vest over a period of four years, 25% of them will vest in the first and second anniversary of the vesting commencement date and the remaining options will vest on a quarterly basis over eight consecutive quarters (6.25% per quartet).

On June 24, 2015, the Company's Board of Directors approved the grant of options to its  Chief executive officer ("CEO"), which was subject to shareholders’ approval. Such shareholders’ approval was subsequently granted on July 2, 2015. In accordance with the option agreement, the CEO received options to acquire 827,605 shares of Common Share of the Company at an exercise price of $0.08 which expire 10 years from the grant date. The options shall vest over a period of four years, 25% of them will vest in the first and second anniversary of the vesting commencement date and the remaining options will vest on a quarterly basis over eight consecutive quarters (6.25% per quartet).

On September 2, 2015 the Company’s Board of Directors approved the grant of options to its employees. Following the end of the quarters it was decided to discontinue the employment of one of the grantees and accordingly to cancel the related grant. In accordance with the remaining option agreements, the employees received options to acquire 138,000 shares of Common Share of the Company at an exercise price of $0.08 which expire 10 years from the grant date. The Options shall vest over a period of four years, 25% of them will vest in the first and second anniversary of the vesting commencement date and the remaining options will vest on a quarterly basis over eight consecutive quarters (6.25% per quartet).

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-       RECONCILIATION TO IFRS

The Company prepares its financial statements in accordance with U.S. GAAP.

The differences between U.S. GAAP and IFRS are as follows:

a.	Employee retirement benefits:

According to U.S. GAAP, the balance sheets presentation of employee retirement benefits is in gross amounts. According to IFRS, the balance sheets presentation of employee retirement benefits is in net amounts and according to actuarial assessment. The effect of such assessment on the financial statement was immaterial as of September 30, 2015.

b.	Financial income and expenses:

According to U.S. GAAP, the statement of comprehensive loss presentation of financial income and expenses is in net amounts. According to IFRS, the statement of comprehensive loss' presentation of financial income and expenses is in gross amounts.

c.	Warrants for Ordinary Shares and Preferred BB Shares:

According to U.S. GAAP, warrants granted to investors, with cashless mechanism are treated as equity and presented in the Shareholders equity. According to IFRS, such warrants treated as liabilities, are measured at their fair value and presented as liability.

d.	Deemed dividend:

According to U.S. GAAP, deemed dividend should be recorded when certain shareholders are benefited from a change in the Company`s equity structure. According to IFRS, such reclassification in the Company`s equity should not be recorded.

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      RECONCILIATION TO IFRS (Cont.)

The effects of the differences between the GAAPs, on the Company's financial statements are detailed below.

a.	Statement of Financial Position:

	September 30, 2015 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$9,900	$-	$9,900

Non-current assets	$689	$(603)	$86

Total assets	$10,589	$(603)	$9,986

Current liabilities	$2,457	$-	$2,457

Non-current liabilities	$622	$1,420	$2,042

Total liabilities	$3,079	$1,420	$4,499

Shareholders' equity	$7,510	$(2,023)	$5,487

	September 30, 2014 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$4,524	$-	$4,524

Non-current assets	$766	$(637)	$129

Total assets	$5,290	$(637)	$4,653

Current liabilities	$2,170	$-	$2,170

Non-current liabilities	$657	$565	$1,222

Total liabilities	$2,827	$565	$3,392

Shareholders' equity	$2,463	$(1,202)	$1,261

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      RECONCILIATION TO IFRS (Cont.)

	December 31, 2014
	U.S. GAAP	Reconciliation to IFRS	IFRS

Current assets	$3,103	$-	$3,103

Non-current assets	$711	$(632)	$79

Total assets	$3,814	$(632)	$3,182

Current liabilities	$2,247	$-	$2,247

Non-current liabilities	$642	$565	$1,207

Total liabilities	$2,889	$565	$3,454

Shareholders' equity (deficiency)	$925	$(1,197)	$(272)

b.	Statements of operations:

	Nine months ended September 30, 2015
	Unaudited
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$3,414	$-	$3,414
General and administrative	1,462	-	1,462

Operating loss	4,876	-	4,876
Financing expenses	112	186	297
Financing income	-	(9)	(9)

Net loss	$4,988	$176	$5,164

	Nine months ended September 30, 2014
	Unaudited
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$3,493	$-	$3,493
General and administrative	895	-	895

Operating loss	4,388	-	4,388
Financing expenses	20	15	35
Financing income	-	(15)	(15)

Net loss	$4,408	$-	$4,408

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      RECONCILIATION TO IFRS (Cont.)

	Three months ended September 30, 2015 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$1,030	$-	$1,030
General and administrative	293	-	293

Operating loss	1,323	-	1,323
Financing expenses	64	4	68
Financing income	-	(4)	(4)

Net loss	$1,387	$-	$1,387

	Three months ended September 30, 2014 (unaudited)
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development, net	$886	$-	$886
General and administrative	259	-	259

Operating loss	1,145	-	1,145
Financing expenses	-	3	3
Financing income	(19)	(3)	(22)

Net loss	$1,126	$-	$1,126

	Year ended December 31, 2014
	U.S. GAAP	Reconciliation to IFRS	IFRS

Research and development	$4,733	$-	$4,733
General and administrative	1,207	-	1,207

Operating loss	5,940	-	5,940

Financing expenses	62	16	78
Financing income	-	(16)	(16)

Net loss	$6,002	$-	$6,002

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      RECONCILIATION TO IFRS (Cont.)

c.         Shareholders' equity items:

	Ordinary shares	Preferred AA shares	Preferred BB shares	Warrants	Additional paid-in capital	Deficit accumulated	Total

Balance as of September 30, 2015 U.S. GAAP (unaudited)	$139	$167	$28	$2,028	$85,906	$(80,758)	$7,510

Balance as of September 30, 2015 – IFRS (unaudited)	$139	$167	$28	$-	$84,357	$(79,204)	$5,487

Differences	$-	$-	$-	$2,028	$1,549	$(1,554)	$2,023

	Ordinary shares	Preferred A shares	Preferred B-1 shares	Preferred B-2 shares	Preferred C shares	Preferred D shares	Warrants	Additional paid-in capital	Deficit accumulated	Total

Balance as of September 30, 2014 U.S. GAAP (unaudited)	$3	$5	$8	$2	$14	$68	$1,202	$74,400	$(73,239)	$2,463

Balance as of September 30, 2014 – IFRS (unaudited)	$3	$5	$8	$2	$14	$68	-	$74,400	$(73,239)	$1,261

Differences	$-	$-	$-	$-	$-	$-	$(1,202)	$-	$-	$(1,202)

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      RECONCILIATION TO IFRS (Cont.)

	Ordinary shares	Preferred A shares	Preferred B-1 shares	Preferred B-2 shares	Preferred C shares	Preferred D shares	Warrants	Additional paid-in capital	Deficit accumulated	Total

Balance as of December 31, 2014 U.S. GAAP	$3	$5	$8	$2	$14	$68	$1,202	$74,456	$(74,833)	$925

Balance as of December 31, 2014 – IFRS	$3	$5	$8	$2	$14	$68	-	$73,668	$(74,040)	$(272)

Differences	$-	$-	$-	$-	$-	$-	$(1,202)	$(788)	$793	$(1,197)

d.         Changes in shareholders' equity in accordance with IFRS:

	Ordinary shares		Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2015 (audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$73,668	$(74,040)	$(272)
Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	705	-	705
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	57	-	57
Conversion of Preferred shares to Ordinary shares as part of recapitalization	53,527,414	136	(38,114,886)	(97)	-	-	-	-	(39)	-	-
Issuance of preferred BB shares in January 2015, net of issuance expenses	-	-	-	-	65,685,652	167	11,000,000	28	9,966	-	10,161
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(5,164)	(5,164)

Balance as of September 30, 2015 (unaudited)	54,686,300	$139	-	$-	65,685,652	$167	11,000,000	$28	$84,357	$(79,204)	$5,487

BRAINSGATE LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-      RECONCILIATION TO IFRS (Cont.)

	Ordinary shares		Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2014	1,156,386	$2	38,114,886	$97	-	$-	-	$-	$73,603	$(68,038)	$5,664
Exercise of options	2,500	1	-	-	-	-	-	-	*) -	-	1
Stock-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	9	-	9
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	*) -	-	*) -
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(4,408)	(4,408)

Balance as of September 30, 2014 (unaudited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$73,612	$(72,446)	$1,266

	Ordinary shares		Old Preferred shares		Preferred AA shares		Preferred BB shares		Additional paid-in	Deficit	Total shareholders'
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	accumulated	equity

Balance as of January 1, 2014 (audited)	1,156,386	$2	38,114,886	$97	-	$-	-	$-	$73,603	$(68,038)	$5,664
Exercise of options	2,500	1	-	-	-	-	-	-	*) -	-	1
Share-based compensation related to options granted to employees and directors	-	-	-	-	-	-	-	-	65	-	65
Share-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	*) -	-	*) -
Total comprehensive loss	-	-	-	-	-	-	-	-	-	(6,002)	(6,002)

Balance as of December 31, 2014 (audited)	1,158,886	$3	38,114,886	$97	-	$-	-	$-	$73,668	$(74,040)	$(272)

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of September 30, 2015

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the annual report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the periodic report for the period ended December 31, 2014 (the "Last Annual Report Regarding the Internal Control"), the board of directors and management assessed the Corporation's internal control. Based on this assessment, the Corporation's board of directors and management deemed the internal control as of December 31, 2014 effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Annual Report Regarding the Internal Control.

As of the date of this report, based on the assessment of the effectiveness of the internal control in the Last Annual Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

On February 12, 2015, as a result of an additional investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), Elron began consolidating Pocared's financial statements. Following this change in accounting method, Company management is in the process of examining and implementing the necessary controls in Pocared in order to report on the effectiveness of Elron's controls.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2015 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

(d)
On February 12, 2015, as a result of an additional investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), Elron began consolidating Pocared's financial statements. Following this change in accounting method, Company management is in the process of examining and implementing the necessary controls in Pocared in order to report on the effectiveness of Elron's controls.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 10, 2015         ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2015 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

(d)
On February 12, 2015, as a result of an additional investment Elron made in Pocared Diagnostics Ltd. ("Pocared"), Elron began consolidating Pocared's financial statements. Following this change in accounting method, Company management is in the process of examining and implementing the necessary controls in Pocared in order to report on the effectiveness of Elron's controls.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 10, 2015       ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date

Section 36a to the Israel Securities Law (1968)
Report as of September 30, 2015
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of September 30, 2015 (1 USD = 3.923 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

2

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	281,357
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	611,231

3